Exhibit 99.1

GLG LIFE TECH CORPORATION

Suite 519 World Trade Centre
999 Canada Place
Vancouver, BC V6C 3E1

(As of June 1, 2011)
Suite 2168
1050 Pender Street
Vancouver, BC V6E 3S7

Telephone: 604 641 1368
Facsimile: 604 844 2830
Website: www.glglifetech.com

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

MARCH 31, 2011

TABLE OF CONTENTS

PRELIMINARY NOTES	1	DIVIDEND POLICY	49
Currency and Exchange Rate	1	DESCRIPTION OF SHARE CAPITAL	49
Date of Information	1
Forward-Looking Statements	1	MARKET FOR SECURITIES	49
Industry and Market Data	2	PRIOR SALES	50
GLOSSARY OF TERMS	3	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER
CORPORATE STRUCTURE AND DEVELOPMENT OF THE BUSINESS	5		51
Name and Corporate History	5	DIRECTORS AND OFFICERS	52
Company Overview	5	Cease Trade Orders	55
Stevia Background	8	Individual Bankruptcies	55
Our Stevia Growth Strategy	11	Penalties and Sanctions	55
Our Consumer Products Growth Strategy	11	Conflicts of Interest	55
Our Business Model	12
Seed and Seedling R&D, Seed base Operations	12	CORPORATE GOVERNANCE	56
Sources, Pricing and Availability of Raw Materials	12	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	58
Extraction and Refining	15	INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	59
Primary Processing Operations	15
Secondary Processing and Refining of Stevia	17
Sales and Marketing	17	AUDITORS, REGISTRAR AND TRANSFER AGENT	59
Our Strategic Alliance with Cargill	19
Significant Acquisitions	20	INTEREST OF EXPERTS	59
Specialized Skill and Knowledge	20
New Products & Regulatory Approvals	20	MATERIAL CONTRACTS	59
Intellectual Property	21	ADDITIONAL INFORMATION	59
Seasonal or Cyclical Business	22	APPENDIX A	60
Economic Dependence	22
Financial and Operational Effects of Environmental Protection	23
Employees	23
Foreign Operations	23
SWEETENER INDUSTRY INFORMATION	23
The Sweetener Industry	23
Traditional Sweeteners	25
High-Intensity Sweeteners	25
Market Drivers for Stevia	28
Competition	30
Stevia Regulatory Environment	30
RISK FACTORS	34
Risks Relating to GLG Life Tech Corporation and Our Business	34
Industry Related Risks	41
Risks Relating to Our Operations in China	43

PRELIMINARY NOTES

Currency and Exchange Rate

Except where otherwise indicated, all references to currency in this Annual Information Form are to Canadian dollars.

The noon rate of exchange on March 30, 2011, as quoted by the Bank of Canada for the conversion of one China Yuan Renminbi (“RMB”) into Canadian dollars was Cdn$0.1481 (Cdn$0.1481 equals RMB $1)

The following tables set forth the high closing and low closing exchange rates for one RMB expressed in Canadian dollars for the years 2008 to 2010, the average of such exchange rates during such periods, and the exchange rate at the end of such periods based upon the noon rate quoted by the Bank of Canada. Such rates are set forth as Canadian dollars per one RMB.

Year	High	Low	Average	End of Period
2010	.1578	.1459	.1521	.1509
2009	.1900	.1508	.1672	.1533
2008	.1893	.1361	.1536	.1795

The noon rate of exchange on March 30, 2011, as quoted by the Bank of Canada for the conversion of one United States Dollar (“US$” or “US dollar”) into Canadian dollars was Cdn$0.9714 (Cdn$0.9714 equals US$1)

The following tables set forth the high closing and low closing exchange rates for one US dollar expressed in Canadian dollars for the years 2008 to 2010, the average of such exchange rates during such periods, and the exchange rate at the end of such periods based upon the noon rate quoted by the Bank of Canada. Such rates are set forth as Canadian dollars per one US dollar.

Year	High	Low	Average	End of Period
2010	1.0778	0.9946	1.0299	0.9946
2009	1.2991	1.0259	1.1419	1.0510
2008	1.2969	0.9719	1.0660	1.2246

Date of Information

All information in this Annual Information Form is as of March 31, 2011, unless otherwise indicated.

Forward-Looking Statements

This Annual Information Form contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or forward-looking information include, but are not limited to statements with respect to:

  the market for stevia and our stevia-based products;

  our production capacity and availability of raw materials;

  our customers;

  legal and regulatory matters;

  currency fluctuations;

  trends and consumer preferences in connection with dietary and health products;

  competitors;

  requirements for additional capital;

  potential expansion; and

  general economic conditions.

Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. With respect to forward-looking statements and information included in this Annual Information Form we have made numerous assumptions including, among other things, assumptions about consumer acceptance of stevia, anticipated costs and expenditures and our ability to achieve our goals. While we consider these assumptions to be reasonable, the assumptions are inherently subject to significant business, economic, competitive and social uncertainties and contingencies. However, there are also known and unknown risk factors which could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and forward-looking information. Known factors include, among others, the following:

  operational risks;

  the effects of general economic conditions;

  changing foreign exchange rates;

  actions by government and other regulatory authorities;

  uncertainties associated with legal proceedings and negotiations;

  industry supply levels; and

  competitive pricing pressures.

Although we have attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements and forward-looking information are based upon management’s beliefs, estimates and opinions at the time they are made and we undertake no obligation to update forward-looking statements and forward-looking information if these beliefs, estimates and opinions or circumstances should change, except as required by applicable law. There can be no assurance that forward-looking statements and forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information.

Specific reference is made to the risks described herein under the heading “Risk Factors” and to the MD&A incorporated by reference in this Annual Information Form for a discussion of these and other sources of factors underlying forward-looking statements. In light of these factors, the forward-looking events discussed in this Annual Information Form might not occur.

Industry and Market Data

We have obtained the industry, market and competitive position data used throughout this Annual Information Form from industry journals and publications, data on websites maintained by private and public entities, including independent industry associations, general publications and other publicly available information. We believe that all of these sources are reliable, but we have not independently verified any of this information and cannot guarantee its accuracy or completeness. In particular, we have based much of our discussion of the sweetener industry, the market for alternative sweeteners such as stevia and forecasted growth and demand, on information published by industry sources.

Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Further, because certain of these organizations are trade organizations, they may present information in a manner that is more favorable to the industry than would be presented by an independent source. In addition, forecasts are particularly likely to be inaccurate, especially over long periods of time.

References in this Annual Information Form to research reports or articles should not be construed as depicting the complete findings of the entire referenced report or article. The information in each report or article is not incorporated by reference into this Annual Information Form.

Any logos or other trademarks mentioned in this Annual Information Form are the property of their respective owners.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Annual Information Form:

“AHTD” means our wholly owned subsidiary Agricultural High Tech Developments Limited;

“Bengbu” means our wholly owned subsidiary Anhui Bengbu HN Stevia High Tech Development Company Limited;

“BlendSureTM”, means our high purity line of proprietary blends of two of the sweetest glycosides, being rebaudioside A and stevioside;

“Canadian GAAP” means Canadian generally accepted accounting principles;

“Common Shares” means our common shares;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the related rules and regulations;

“FDA” means the United Stated Food and Drug Administration;

“GLG”, “we”, “us”, “our” or the “Company” means GLG Life Tech Corporation and its direct and indirect subsidiaries;

“GRAS” means generally regarded as safe, an FDA designation that a chemical or substance added to food is considered safe by experts, and is therefore exempted from the usual Federal Food, Drug, and Cosmetic Act food additive tolerance requirements;

“HFCS” means high fructose corn syrup;

“high-grade stevia extract” means high-grade stevia extract of rebaudioside A 80% purity or greater;

“high intensity sweeteners” means sweeteners which provide a sweet taste but contain virtually no calories and do not have a nutritional role;

“JECFA” means the Joint Expert Committee on Food Additives;

“MJDS” means the Multi-Jurisdictional Disclosure System adopted by the United States and Canada;

“MT or metric ton” means 1,000 kilograms;

“NASDAQ” means the NASDAQ Global Market;

“PFIC” means passive foreign investment corporation;

“PRC” or “China” means the People’s Republic of China and for the purposes hereof, excluding the territory of Taiwan, Macau and Hong Kong;

“RA” means Rebaudioside A, a glycoside that is extracted from stevia leaves for the purpose of its sweet taste; “Reb A” means Rebaudioside A of 95% purity which has received GRAS status in the United States; “rebiana” means Rebaudioside A of 97% purity which has received GRAS status in the United States; “registered capital” refers to the total capital contribution that is registered with the relevant government agency; “RMB” means the Renminbi, the lawful currency of China; “Runde” means our wholly owned subsidiary Qingdao Runde Biotechnology Co., Ltd.; “Runhai” means our wholly owned subsidiary Chuzhou Runhai Stevia High Tech Company Limited; “Runhao” means our wholly owned subsidiary Qingdao Runhao Stevia High Tech Company Limited; “Runyang” means our wholly owned subsidiary Dongtai Runyang Stevia High Tech Company Limited; “SAFE” means the PRC State Administration of Foreign Exchange; “SEC” means the United States Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval in Canada which can be accessed at www.sedar.com;

“Strategic Alliance and Supply Agreement” means the long-term renewable supply agreement with Cargill, Incorporated dated April 30, 2008, as amended August 8, 2008 and as further amended on May 4, 2009;

“strategic alliance partner” means Cargill, Incorporated;

“Sweet Naturals” means our 55% owned subsidiary GLG Weider Sweet Naturals Corporation;

“STV” means Stevioside, a glycoside that is extracted from stevia leaves for the purpose of its sweet taste; “Tax Act” means the Income Tax Act (Canada); “TSX” means the Toronto Stock Exchange; “US GAAP” means accounting principles generally accepted in the United States; and “US Securities Act” means the United States Securities Act of 1933, as amended.

CORPORATE STRUCTURE AND DEVELOPMENT OF THE BUSINESS

Name and Corporate History

The Company was incorporated on June 5, 1998 as Cheng Tai Panoramic Mirror Inc., under the Company Act (British Columbia). On January 25, 1999, the Company amended its memorandum to increase its authorized capital to 100,000,000 common shares (“Common Shares”) without par value. On March 1, 1999, the Company amended its articles to remove, in advance of the Company’s initial public offering of Common Shares, restrictions on the issuance of securities and on share transfers. On June 18, 1999, the Company changed its name to Panoramic Mirrors Inc. and amended its memorandum accordingly.

On June 23, 2004, the Company filed a transition application to effect its transition under the Business Corporations Act (British Columbia) (the “BCA”) and on July 9, 2004, the Company filed a notice of alteration to reflect the removal of the pre-existing company provisions and the adoption of new articles.

On June 16, 2005, the Company’s authorized share structure was altered from 100,000,000 Common Shares to an unlimited number of Common Shares and the Company changed its name to GLG Life Tech Limited and amended its articles accordingly.

On March 14, 2007, the Company changed its name to GLG Life Tech Corporation and amended its notice of articles accordingly, and consolidated its issued share capital on the basis of three Common Shares of GLG Life Tech Limited for every one Common Share of GLG Life Tech Corporation.

On November 5, 2009, the Company consolidated its issued share capital on a four-to-one (4:1) basis.

Company Overview

GLG is a vertically integrated producer of high-grade stevia extract, an all-natural sweetener extracted from the stevia plant. Through our vertically integrated business model, we specialize in the research and development, growing, refining, and production of high-grade stevia extract for distribution to the global food and beverage industry. We have current production capacity of 1,000 metric tons of high-grade stevia extract of rebaudioside A 80% purity (“high-grade stevia extract” or “RA 80”), 500 metric tons of stevia extract of rebaudioside A 97% purity (“rebiana” or “RA 97”) or 2,000 metric tons of BlendsureTM. With corporate headquarters in Vancouver, British Columbia, and agricultural and processing assets in the People’s Republic of China, we believe we are one of the world’s leading producers of stevia.

The Company believes that China presents the largest market opportunity for its high-grade stevia products and future growth. On September 16, 2010, the Company announced the signing of an exclusive five year supply agreement with Fengyang Xiaogangcun Yongkang Foods High Tech Co. Ltd. (“FXY”) for GLG’s full range of stevia extract products within China. FXY is a privately held Chinese company based in the Xiaogang region in the Anhui province. FXY produces consumer products including stevia and stevia/sugar tabletop sweeteners, reduced and zero-calorie beverages and food products mainly for the Chinese market. FXY will use GLG’s stevia products in their new zero and half calorie food and beverage products. In December 2010, the parent company of FXY, China Agriculture and Healthy Foods Company Limited (CAHFC) entered into a joint venture agreement with GLG for the sales and marketing of all natural zero calorie food and beverage products in China. FXY will supply the joint venture with the products. The joint venture, Dr. Zhang’s All Natural and Zero Calorie Beverage and Foods (AN0C) expects to launch products into the Chinese market in late Q1 or Q2 of 2011.

China's continued growth in gross domestic product (“GDP”) and the expansion of its middle class has resulted in strong growth in China's food and beverage industry and this, in turn, has resulted in strong growth in domestic sugar demand. According to the International Sugar Organization’s Quarterly Market Outlook, November 2010, (the “ISO November 2010 Report”) domestic production of sugar in China has not been sufficient to meet the growing demand for sugar in China which has resulted in a shortfall of sugar production. In 2009, China imported over 1.5 million metric tons of sugar worth approximately US$1.1 billion. The Company’s latest statistics for China, as indicated in the ISO November 2010 Report, show that in 2010 the sugar shortfall was estimated to be approximately 3 million metric tons. The August 2010 Czarnikow Sugar Review notes that this sugar shortage is expected to grow as the population continues to grow and per capita sugar consumption increases.

China has also seen a large increase in health related problems including growth in diabetes and obesity rates. As a result of these two major health related issues, GLG has been in discussions with FXY, its China partner, and the Chinese central government on a plan to address: (a) the domestic sugar shortage, (b) health concerns over too much sugar in people’s diet and; (c) the creation of more wealth for China's farmers through stevia production. The plan is to provide to the China Sugar Reserve (“CSR”) a blend of sugar and stevia to reduce calories by 50% relative to traditional natural sugar-based sweeteners for use in food and beverage products in China. These discussions are at a very preliminary stage and there can be no assurance that the Company will be able to reach a commercial agreement with FXY and the Chinese central government to use the Company’s stevia to address these issues.

The Company also sees opportunities to directly pursue opportunities in the development and distribution of zero or low-calorie food and beverage products in the China market. According to a 2009 report from the Freedonia Group regarding the Beverage Container market in China, China’s per capita GDP is expected to grow from RMB 9,315 in 2007 to RMB 28,195 in 2017 and with its expected growth will come increased consumption in the food and beverage sector in China. Since China opened its door to the world in 1978, the China food industry has kept a 13.1% average annual growth rate from 1980 to 2001. In 2001, China’s total food industry revenue reached RMB 900 billion (equivalent to about US$130 billion). More recently, from 2002 to 2009, the food industry in China kept a 23% average annual growth rate and in 2009, total revenue reached RMB 4.7 trillion (equivalent to US$693 billion) (source: National Bureau of Statistics of China). The Company believes that China’s food industry will continue its fast growth for the next 10-20 years, as the Chinese middle class population continues to increase.

We also sell our high-grade stevia extract to Cargill, Incorporated (“Cargill”) an international provider of food, agricultural and risk management products and services with 158,000 employees in 66 countries. Cargill further refines our high-grade stevia extract to RA 97 or rebiana for use as an ingredient in its natural, zero-calorie sweetener brand called TRUVIA™ which launched in July 2008. On December 17, 2008, the United States Food and Drug Administration (“FDA”) confirmed that it had no objection to generally recognized as safe (“GRAS”) status for Cargill’s rebiana. Since December 2008, several of the largest global beverage companies have launched new products containing stevia. The Coca Cola Company’s Sprite®, Odwalla® and Vitaminwater™ brands have all introduced natural, zero-calorie brand extensions containing Cargill’s TRUVIA™.

Under our strategic alliance and supply agreement with Cargill (“SASA”), we will provide at least 80% of Cargill’s global stevia extract requirements for the first five years of the agreement commencing October 1, 2008, and we will serve as Cargill’s exclusive Chinese supplier of stevia. These commitments are subject to renegotiation at certain times throughout the term of the SASA. To date we have received aggregate purchase orders from Cargill under the SASA of US$65.7 million.

The Company currently has an additional six distribution agreements. See “Distribution Agreements”. The Company now has distribution agreements in Japan, Australia, New Zealand, Mexico, South America, Central America, Europe, China, and the US.

Our registered office is located at 2900 – 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0A3 and our head office is located at Suite 519 World Trade Centre, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1. As of June 1, 2011 the Company’s registered and head office will be located at Suite 2168 1050 West Pender Street, Vancouver, British Columbia V6E 3S7. We own our material assets through eight subsidiaries. Figure 1 below sets out the place of incorporation or continuance of each of these subsidiaries.

GLG Life Tech Corporation
British Columbia Corporation
100% owned
Dongtai Runyang Stevia High Tech Company Limited
"Runyang"
Jiangsu Province
China
100% owned
Chuzhou Runhai Stevia High Tech Company Limited
"Runhai"
Anhui Province
China
100% owned
Qingdao Runhao Stevia High Tech Company Limited
"Runhao"
Shandong Province
China
100% owned
Qingdao Runde Biotechnology Company Limited
"Runde"
Shandong Province
China
100% owned
Anhui Bengbu HN Stevia High Tech Development Company Limited
"Bengbu"
Anhui Province
China
100% owned
Agricultural High Tech Developments Limited
"AHTD"
Incorporated in the Marshall Islands
100% owned
GLG Life Tech U.S., Inc.
"GLG USA"
Delaware, USA
80% owned
Dr. Zhang's All Natural and Zero Calorie Beverage and Foods Company
"ANOC"
Hong Kong
China

GLG Life Tech Corporation * 999 Canada Place - Suite 519 * Vancouver, BC V6C 3E1 * Canada
P: +1 604.641.1368 * F: +1. 604.844.2830 * www.glglifetech.com

Figure 1 – GLG Life Tech Corporation and its subsidiaries.

Agricultural High Tech Developments Limited (“AHTD”) – AHTD was acquired by us on December 27, 2007. AHTD is a seed base operation possessing high quality proprietary technology and patent-pending stevia seeds which are currently used by Bengbu.

Anhui Bengbu HN Stevia High Tech Development Company Limited (“Bengbu”) – Bengbu was established in November 2007 as a seed base and for our research and development operations in China. The seed base that was acquired from AHTD in December 2007 is part of the Bengbu subsidiary. Bengbu is a wholly-owned foreign enterprise under Chinese law.

Chuzhou Runhai Stevia High Tech Company Limited (“Runhai”) – Runhai was established in September 2007 for the purpose of processing stevia leaf grown and harvested in the Mingguang region of China. The Runhai facility can process 18,000 metric tons per year of stevia leaf. Runhai is a wholly-owned foreign enterprise under Chinese law.

Dongtai Runyang Stevia High Tech Company Limited (“Runyang”) – Runyang was established in November 2007 for the purpose of processing stevia leaf grown and harvested in Dongtai, China. The Runyang facility can process 18,000 metric tons per year of stevia leaf. Runyang is a wholly-owned foreign enterprise under Chinese law.

Dr. Zhang’s All Natural and Zero Calorie Beverage & Foods Company (“AN0C”) was established in December 2010 to focus on the sales and marketing of consumer beverage and food products in China. GLG owns 80% of this Company that is based in Hong Kong. Our Joint Venture Partner is Agriculture and Healthy Foods Company Limited (CAHFC) and they hold 20% ownership in AN0C.

GLG Life Tech US, Inc. (“GLG USA”) – GLG USA was established in October 2009 to focus on direct sales and marketing opportunities for our products. Our global sales and marketing teams are based in North America, currently the world’s largest market for high intensity sweeteners.

Qingdao Runde Biotechnology Company Limited (“Runde”) – Runde was acquired by us on December 18, 2006. Its primary business is the processing of stevia leaf into different grades of stevia extract for sale to customers worldwide.

Qingdao Runhao Stevia High Tech Company Limited (“Runhao”) – Runhao was established in May 2009 for the purpose of processing intermediate stevia extract into rebiana and other high grade stevia extract products. The first phase of its facility construction was completed in December 2009 and delivered 2,000 metric tons of high-grade stevia extract annual capacity or 1,000 MT of RA 97 annual capacity in its first phase of construction. This new facility is expected to enhance the Company’s capability to meet growing market demand for high quality stevia products.

Stevia Background

The stevia plant is indigenous to the rain forests of Paraguay and Brazil, and has been used as a sweetener in its raw, unprocessed form for hundreds of years. In recent years, it has been grown commercially in Brazil, Paraguay, Uruguay, parts of Central America, Thailand, China and the United States. The majority of global commercial stevia production occurs in China where growing conditions are highly favorable and labor costs support what has historically been a labor-intensive activity.

Stevia has been used broadly in Japan and with significant market penetration since the 1970s. Until recently, stevia has been sold in the United States as a supplement, primarily in the natural food industry. However, since the issuance of the FDA’s no objection letter on December 17, 2008, rebiana (RA 97) and Reb A (RA 95) are now permitted for use in food and beverages in the United States.

Figure 2 shows a picture of the stevia plant, Figure 3 shows stevia growing fields in China and Figure 4 shows our packaged high-grade stevia extract.

Figure 2– Stevia Plants	Figure 3- Stevia Fields	Figure 4 – Packaged Stevia Extract

The leaf of the stevia plant contains compounds called glycosides, which taste sweet and do not contain calories. The glycosides in the stevia leaf are 30 times sweeter than sugar when in raw form and once refined can reach sweetness levels of 200-300 times that of sugar. The two major glycosides in stevia are Stevioside (“STV”) and Rebaudioside A (“RA”). RA is the sweetest component of the stevia plant and is extracted from the leaves and then purified for use in food and beverages.

The RA content of a stevia leaf varies significantly depending on the stevia seedling. The RA content in typical raw stevia leaf in China is 24.2%. However, we have bred our own seedling that consistently produces a stevia plant with RA content levels of ranging from approximately 60% (H1 seed variety) to 76% (H3 seed variety) in the plant leaf and we currently have one patent application pending in China related to the production of these stevia strains. A stevia plant with a high amount of RA in its leaves is important as RA, the sweetest component of the stevia leaf, is the specific extract of the plant that has been approved for use in the United States. By having a specially bred stevia leaf with significantly higher RA content we are able to obtain larger volumes of high-grade stevia extract with lower raw material (leaf) costs. Furthermore, the higher the RA content of a raw stevia leaf, the less costly are the downstream processing activities required to increase its purity. Figure 5 provides a comparison of the RA content of our proprietary leaf to common stevia leaf found in China and to leaf samples found from different parts of the world.

Comparable Leaves
GLG Proprietary Leaf[1]		Paraguay Leaf[2]
Item	% Content	Item	% Content
Rebaudioside A (RA) %	5.69	Rebaudioside A (RA) %	1.71
Rebaudioside C (RC) %	0.82	Rebaudioside C (RC) %	0.58
Stevioside (STV) %	2.55	Stevioside (STV) %	2.94
Dulcoside A (DA) %	0.03	Dulcoside A (DA) %	0.21
Steviolbioside (SX) %	0.11	Steviolbioside (SX) %	0.62
Total Steviol Glycosides (TSG) %	9.20	Total Steviol Glycosides (TSG) %	6.06
RA/TSG %	61.8%	RA/TSG %	28.2%

Canadian Leaf[2]		Indian Leaf[2]
Item	% Content	Item	% Content
Rebaudioside A (RA) %	3.17	Rebaudioside A (RA) %	1.91
Rebaudioside C (RC) %	0.66	Rebaudioside C (RC) %	0.56
Stevioside (STV) %	4.48	Stevioside (STV) %	5.47
Dulcoside A (DA) %	0.21	Dulcoside A (DA) %	0.16
Steviolbioside (SX) %	0.36	Steviolbioside (SX) %	0.23
Total Steviol Glycosides (TSG) %	8.88	Total Steviol Glycosides (TSG) %	8.33
RA/TSG %	35.7%	RA/TSG %	22.9%

China Common Leaf[3]
Item	% Content
Rebaudioside A (RA) %	1.55
Rebaudioside C (RC) %	0.33
Stevioside (STV) %	3.63
Dulcoside A (DA) %	0.36
Steviolbioside (SX) %	0.54
Total Steviol Glycosides (TSG) %	6.41
RA/TSG %	24.2%

Figure 5 – Sources:

(1)	Institute of Botany, Jiangsu Province and Chinese Academy of Science. Date of testing: June 26, 2009.
(2)	Institute of Botany, Jiangsu Province and Chinese Academy of Science. Date of testing: September 18, 2009.
(3)	Institute of Botany, Jiangsu Province and Chinese Academy of Science. Date of testing: September 10, 2009.

Stevia leaf has historically accounted for approximately 70% of our cost of goods sold. Producing stevia leaf with a high RA content will allow us to purchase less stevia leaf which should improve our product margins and enable us to offer competitive prices for our RA extract. Our newest leaf strains are currently being grown in crops planted in our exclusive stevia growing areas in China. We have also developed six new seed strains that have reached in excess of 70% RA in the raw leaf which we expect to be used in our growing areas in the next 12 – 24 months.

We believe that other technologies at the seed level will also result in cost efficiencies as the majority of our seedling processing infrastructure used to propagate high RA content seedlings will no longer be required. This technology will allow us to directly distribute seeds, rather than seedlings, to farmers. Efficiencies are expected to include the elimination of maintenance and operations costs for over 400 greenhouses used to grow seedlings, the labor intensive process of propagating seedlings by hand, and the transplantation process of seedling to field, a difficult process during which seedlings can often be damaged. Distributing seeds directly to farmers would also reduce the cost and labor requirement to the farmer. This seed technology is consistent with our strategy for protecting our intellectual property in that our seed and seedling strains cannot be used to grow other plants with high RA yielding stevia leaf (second generation plants grown from the seeds of our high yielding plants will only produce common stevia leaf with an average RA yield).

At our processing facilities in China, we convert raw stevia leaf to high-grade stevia extract through the following process: (i) stevia leaves are dried, crushed and extracted with water; (ii) the resin is washed with food grade ethanol to release the glycosides; (iii) the glycosides are concentrated with an absorption resin and dried to formulate the primary extract (approximately 60% RA, or RA 60); (iv) the primary extract is dissolved in a water-ethanol solvent mixture and further processed by filtration, crystallization, and centrifugation steps; and (v) the resulting preparation of crystals is rinsed with food grade ethanol and vacuum-dried to yield the final high-grade Rebaudioside A product. The high-grade stevia extract and rebiana that we produce does not contain genetically modified organisms.

Historically, stevia was not processed to a high extract purity level, and as a result suffered from aftertaste or bitterness, which some have described as a licorice-like taste. However, isolating the glycoside RA has decreased this aftertaste. The recent GRAS notification applies only to extracted and refined stevia of at least 95% RA. Our stevia processing capabilities enable the extraction of highly purified Rebaudioside A at 97% (RA 97). The ingredient name for this level of purity is rebiana.

Our Stevia Growth Strategy

Our mission is to become the world’s leading producer of high-grade stevia extract by developing and securing our own stevia leaf supply, establishing leaf refining facilities in key locations, and providing a consistent supply of high-grade stevia extract.

Our key business objectives for our stevia business include:

  continuous development of our high-grade stevia supply chain as one of the world’s leading suppliers of high-grade stevia extract;

  working with our customers on formulating and launching great tasting products with stevia;

  maintaining low cost production of high-grade stevia extract through process innovation and vertical integration (from seedling development to high-grade stevia production);

  continuing to pursue research and development that will further improve the quality and yield of stevia seeds and seedlings;

  developing our seed research, development and growth operations to ensure an increasing percentage of stevia leaf comes from the highest quality stevia seeds and seedlings;

  ensuring we have the capacity necessary to meet forecasted customer demand;

  working effectively with provincial and county governments in China to develop key stevia growing areas to increase the annual harvest of high quality stevia leaf; and

  focusing on being an environmentally conscious corporate citizen in China.

Our Consumer Products Growth Strategy

Our key business objectives for our consumer products business include:

  achieve a successful launch of the AN0CTM brand in China in 2011;

  achieve a successful launch of AN0CTM beverage and food products in China in 2011;

  achieve distribution objectives for Tier I and Tier II channels with over 1200 stores distributing AN0C’s products in China by the end of 2011;

  continue to develop new beverage and food products that support the AN0C brand promise of great tasting, naturally sweetened and low and zero calorie products;

Our Business Model

We have pursued a strategy of vertical integration to achieve the following objectives:

  develop and control the highest quality seeds, seedlings and leaf supply in the industry;

  achieve low cost production (seed and seedling technology and extraction processing);

  exercise a high degree of control over supply chain to enable rapid scaling and quality of final product;

  maintain ability to innovate across all key components of the supply chain to further reduce costs and improve quality;

  integration of supply chain with the joint venture with AN0CTM in China to launch consumer products sweetened with stevia; and

  pursuing licensing opportunities for AN0CTM products in other Asian markets.

Seed and Seedling R&D, Seed base Operations

Our seed and seedling research and development efforts are designed for the continuous improvement of the RA yield and size of our stevia plants (larger plants means more RA per plant and greater leaf tonnage yield per acre). Additional activities include commercial plant development and commercial plot testing of new seed and seedling strains. We have invested heavily in intellectual property in the area of plant breeding and currently hold one pending patent in China surrounding the proprietary breeding methodology of stevia plants. In addition, we have succeeded in the production of seed and seedling strains that cannot be used to grow other plants with high RA yielding stevia leaf (second generation plants grown from the seeds of our high yielding plants will only produce common stevia leaf with an average RA yield). Each year, farmers must sign new contracts with us to receive the high quality seedlings for the ensuing year’s planting season. By doing this, we continually protect the genetics of our proprietary high quality and high yielding stevia plants and maintain control and security of our high quality leaf supply. A key competitive advantage for us is our ability to secure a high quality leaf supply, rich in RA. With RA levels in our proprietary leaf significantly exceeding that of common market leaf in China, we believe the protection of this intellectual property is important.

Our seed base operations are designed for the propagation and growth of proprietary high RA content seed and seedlings to ensure sufficient seeds and seedlings are available for planting each year. Through our seed base operation, we will continue to control the development of breeding programs designed to produce improved strains of stevia that we believe will result in continually higher RA yield in our stevia leaf. These seeds will become the seedlings that we will use in our exclusive growing areas in Mingguang, Juancheng and Dongtai, China as well as new stevia growing areas we have developed. We now have established over 10 growing regions in China that has achieved national diversification of our stevia growing regions in China.

Sources, Pricing and Availability of Raw Materials

We believe one of our strongest competitive advantages lies in our relationships with the local Chinese provincial and central government agencies, which have allowed us to secure exclusive agreements in three of China’s largest stevia growing areas. Our manufacturing operations are located in Dongtai, Jiangsu Province, Mingguang, Anhui Province and Qingdao, Shandong Province. We have ten-year agreements with the governments in Dongtai and Mingguang and a non-binding 20-year agreement with the government in Juancheng. During the term of these agreements, we will have a right of first refusal to purchase all stevia grown in these cities and we will be the only company allowed to process stevia in these cities. These agreements were secured by our Chairman and Chief Executive Officer, Dr. Luke Zhang, who has extensive relationships with government officials in various stevia-growing regions of China. With these long-term agreements in place, we have a right of first refusal to purchase a significant portion of the existing Chinese stevia leaf supply which we believe to be estimated at 80% of the current high-grade leaf supply in China, and should enjoy a sourcing advantage relative to other stevia processors in China in terms of price and product availability.

We purchase our stevia leaf directly from local farmers in China. In recent years, the purchase of stevia leaf in China has been a process involving many buyers in the fields negotiating with thousands of farmers. This method to acquire the thousands of metric tons of necessary leaf is costly, involving a bidding process which resulted in higher prices and, in many cases, a poorer and lower RA yielding leaf.

Our agreements with the local governments in Dongtai, Mingguang and the Juancheng have given us exclusive rights to purchase high quality stevia leaf, and build and operate stevia processing factories in these regions. We believe these agreements will play an important role in local government plans to help local farmers improve their quality of life, while at the same time providing us with high quality leaf. Our strategy is to continually improve the quality of the stevia leaf grown in our exclusive growing areas through the development of our own high quality seed and seedlings which will only be offered to farmers working in our exclusive growing areas.

For 2010, there was an estimated 200,000 farmers involved in growing our proprietary stevia seeds and seedlings whom we have recruited, trained and organized with the cooperation of the local government agencies in China. Our plans include an increase in stevia growing areas with pre-agreed prices and leaf quality to be guaranteed to farmers who will grow stevia in place of lower value crops. This is a mutually beneficial arrangement since farmers can earn approximately two to three times more growing stevia as compared to crops such as wheat, corn or cotton.

The ability to exercise control over all aspects of our raw materials from the development of the high RA yielding seed, plants, planting, growth and harvest to final extraction is expected to result in a consistent, reliable quantity of high quality stevia leaf, at attractive prices. We also employ a recognized quality standard in our leaf purchases to ensure that the lowest content of moisture and foreign material are present in the raw stevia leaf purchased from farmers. The 2008 stevia harvest was the first year we employed these standards during the stevia leaf purchase process. The result was an improvement of quality of leaf purchased in 2008, 2009 and 2010 in terms of moisture and foreign material relative to the previous year’s leaf purchase. We believe it will take approximately two additional years to train the local farmers to adapt to this quality standard throughout our growing regions.

We are also continually developing additional growing areas in China and experimenting with our new strains to evaluate their adaptability in varying regions.

Mingguang Region

The agricultural regions around Mingguang are one of the largest stevia growing areas in China. Pursuant to an investment agreement with the Mingguang People’s Government signed in August 2007, we have, for the first ten years of the agreement, the exclusive right to purchase all stevia grown within the Mingguang agricultural region as well as the exclusive right to build stevia processing facilities, subject to our meeting certain obligations related to establishing our stevia business in Mingguang. These obligations include: (i) establishing an operating subsidiary in the city; (ii) over the course of the ten year agreement making an investment in fixed assets of US$30 million; (iii) and establishing of stevia processing facilities reaching 40,000 MT capacity. We have since constructed an 18,000 MT raw stevia leaf processing facility in the Mingguang region which commenced operations in January 2009, made fixed asset investments of approximately US$28 million and we are on track to meet all of our obligations under this agreement.

Dongtai Region

Pursuant to an investment agreement with the Dongtai People’s Government signed in August 2007, we have, for the first ten years of the agreement, the exclusive right to purchase all stevia grown within the Dongtai agricultural region as well as the exclusive right to build stevia processing facilities, subject to our meeting certain obligations related to establishing our stevia business in Dongtai. These obligations include: (i) establishing an operating subsidiary in the city; (ii) over the course of the ten year agreement making an investment in fixed assets of US$15 million; and (iii) establishing stevia processing facilities reaching 20,000 MT capacity. We have since constructed an 18,000 MT raw stevia leaf processing facility in the Dongtai region which commenced operations in January 2009, made fixed asset investments of approximately US$33 million and we are on track to meet all of our obligations under this agreement.

Juancheng County

In April 2008, we signed a 20-year agreement with the government of Juancheng County in the western Shandong Province of China, which gave us exclusive rights to build and operate a stevia processing factory as well as the exclusive right to purchase high quality stevia leaf grown in that region, subject to our meeting certain obligations related to establishing our stevia business in the Juancheng region. This agreement provides for us to establish a processing facility in the region by September 30, 2009 and make a total investment in the Juancheng region of US$60 million over the course of the 20-year agreement in order to retain exclusive rights. As of March 31, 2011 we have not established a stevia processing facility or made any investment in the region. However, we continue to enjoy the benefit of the exclusive growing area and have received verbal assurances from the government of Juancheng County that this will not be affected by us not establishing a stevia processing facility within the timeframe set out in the investment agreement.

Figure 6 – Our exclusive areas for growth of stevia and construction of stevia processing facilities are located in the Shandong, Jiangsu and Anhui Provinces of China.

In addition to our existing growth and production operations in China, we are also exploring setting up operations for stevia growth and production in Paraguay. On September 28, 2009, we announced the signing of a non-binding Letter of Intent with the Paraguayan Export and Investment Promotion Agency to enter negotiations for the development of stevia growth and production in Paraguay and to create a mutually beneficial business relationship for economic development in the country related to the growth and production of stevia. The Letter of Intent is part of global strategy to geographically diversify our stevia growth and production operations outside of China.

Extraction and Refining

Our extraction and refining operations consist of two components: primary processing of stevia leaf into intermediate stevia extract; and secondary processing into final high-grade stevia extract products. All of our extraction and refining operations are located in China and we have four wholly owned subsidiaries in China that undertake the primary and secondary extraction and refining operations.

Primary Processing Operations

Our primary processing operations involve the conversion of raw stevia leaf to intermediate-grade stevia extract (RA 60). This generally follows the following process: (i) stevia leaves are dried, crushed and extracted with water; (ii) the resin is washed with food grade ethanol to release the glycosides; and (iii) the glycosides are concentrated with an absorption resin, and dried to formulate the primary extract.

Primary processing operations are the more capital intensive of the two extract production processes. In order to meet our customer’s requirements and expected market demand, we have invested $85.6 million over the period January 1, 2008 through December 31, 2010, to expand our manufacturing capabilities. Operations commenced in the first quarter of 2009 at our two new facilities in Dongtai and Mingguang, which increased our total potential raw leaf capacity by 720% to 41,000 MT. The new facilities each have capacity of 18,000 MT per year, adding to our prior capacity of 5,000 MT.

We have received two key patents in 2010 in China to protect the intellectual property developed at our primary processing facilities involving water purification and stevia extract soaking technology.

In addition to primary processing capacity and warehousing, our facilities in Dongtai and Mingguang include a significant research and development facility, office buildings and supporting infrastructure (water treatment facilities, etc.).

Figure 7 – Our stevia production facilities in Mingguang.

Figure 8- Our stevia production facilities in Dongtai.

Secondary Processing and Refining of Stevia

We have current production capacity of 1,000 metric tons of high-grade stevia (RA 80) or 500 MT of rebiana (RA 97) at our Qingdao facility (Runde) and we have current production capacity of 2,000 MT of high-grade stevia (RA 80) or 1,000 MT of rebiana (RA 97) at our other Qingdao facility (Runhao). We own or have access to certain proprietary technology for producing high-grade stevia extract.

Secondary processing of intermediate stevia extract to final product generally follows two steps:

(a)	the primary extract is dissolved in a water-ethanol solvent mixture and further processed by filtration, crystallization, and centrifugation steps; and

(b)	the resulting preparation of crystals is rinsed with food grade ethanol and vacuum-dried to yield the final high-grade Rebaudioside A product.

In May 2009 we entered into a long term investment agreement with the Qingdao Export Refine Management Committee. Pursuant to this investment agreement, a total area of 215 acres of land will be made available to our subsidiary Runhao at a discount of approximately 80% from market values. The first phase of the development occupies 60 acres of land where a secondary processing facility with capacity of 2,000 metric tons of high-grade stevia (RA 80) or 1,000 metric tons of rebiana (RA 97) or 2,000 metric tons of BlendSureTM was constructed and started operations in December 2009. Our obligations under this investment agreement require us to invest an aggregate of US$30 million in registered capital by January of 2011 and as of December 31, 2010 we have invested US$30 million of registered capital to meet the investment agreement commitment.

Sales and Marketing

In 2010, the global sales and marketing team evaluated GLG’s go to market strategy and determined a sustainable, long-term course for growth. We sell our stevia extract to both large customers such as Cargill as well as regional distributors. Distributors purchase GLG’s finished products and resell them to their customers as a complimentary natural sweetener product. (see Section “Distribution Agreements” for more details). Identifying major food ingredient and sugar companies, GLG has formed exclusive and non-exclusive distribution agreements to sell our purified stevia extracts. This strategy has led to the formation of strong relationships in China, Australia, India, Mexico, South and Central America, the Middle East, North America and Europe. Through direct relationships and through our distributors we sell our stevia extract to over 100 customers globally. GLG has also maintained its strong alliance with our strategic partner, Cargill for sale of high-grade stevia extract Rebsweet RA 80. Cargill buys RA 80 from GLG and then further refines our high-grade stevia extract to Rebaudioside A 97% purity for use in its natural, zero-calorie sweetener brand called TRUVIA™. According to Nielson research, as of the end of December 2010, TRUVIA™ leads the table top category with a 68% share of the stevia market, far out pacing the competition. The Cargill relationship has seen an increase in new product launches for stevia sweetened products in the US and globally.

In addition, the North American Sales team has focused on establishing direct relationships with food and beverage multi-nationals to further develop the formulation and launch of new products.

Marketing Strategy

To insure that the high quality image of GLG and its products are maintained in the eyes of the food and beverage industry, the marketing plan was designed to support the sales strategy of alignment with our distributor partners. On a geographic basis, our market development plan leverages the strengths of our partners and funds development in critical areas to drive awareness of GLG extract and support new product launches in the markets where we operate. This approach is expected to enable growth and enhance the building of our products’ credibility as our partners work in conjunction with GLG to increase sales.

In 2010, a communications planning process was developed to give support to our partners in key geographic regions critical to our mutual success. Highlights include:

  Global Media relations tour of Chinese operations;

  Increase media exposure for GLG resulting in a cumulative of 300 million impressions;

  Launched BlendSure via IFT Tradeshow Press Conference resulting in over 200 direct inquires;

  Launched first digital campaign and leveraged search engine marketing to elevate GLG traffic to increase tenfold over 2009;

  Initiation and development of communication planning model for media and crisis planning

  Completion of GLG Corporate Social Responsibility Audit and Sustainability Planning

Distribution Agreements

On April 16, 2010, the Company announced that it had signed a binding memorandum of understanding (the “MOU”) in Australia and New Zealand with Sugar Australia for the distribution and marketing of its stevia extract products. The MOU with Sugar Australia has resulted in a definitive distribution agreement which was announced on July 13, 2010 and is a five-year agreement for the distribution and marketing of GLG’s stevia extract products. Both companies are working in partnership to market stevia and its use as an ingredient to the food and beverage sector in Australia and New Zealand.

On July 16, 2010, the Company announced that it had signed a five-year agreement with Grupo Azucarero Mexico (“GAM”) for the marketing and distribution of GLG’s stevia extract products in Mexico. GAM is the largest private producer of sugar in Mexico, following only the Mexican government. GAM owns and operates sugar mills and packaging plants throughout Mexico and specializes in the production, processing and distribution of sugar cane, as well as in the elaboration and sale of sugar-based derivates and products.

On September 16, 2010, the Company announced the signing of an exclusive five year supply agreement with FXY for GLG’s full range of stevia extract products within China. Key highlights under the terms of this agreement include:

  a long-term strategic relationship for the development and marketing of stevia within China;

  initial term of five years with an automatic renewal provision for another five years if there is no objection from either party;

  GLG will be the exclusive supplier of stevia extract products to FXY;

  GLG will sell to FXY its full line of products within China including the BlendSure™ product line, PureSTV, Rebpure™, and Rebsweet™; and

  GLG receives an initial purchase order for US$12.6 million with delivery completed in the 2010 fiscal year.

On October 6, 2010, the Company announced its joint venture with Global Agrisystem Private Limited (“Global Agri”) for the marketing, development and distribution of GLG’s portfolio of stevia extracts in markets throughout India and the Middle East. Global Agri, a Katra Group company, is among India’s largest agribusiness companies focused on the food and agricultural sectors. Global Agri’s strengths include market development, new product introductions, food processing, distribution and agribusiness management. The market development agreement signed between the parties focuses on the utilization of the knowledge, expertise and resources of each party in order to develop the market for stevia in India. This includes obtaining governmental approvals, introduction of certain products to this market, development of new consumer products, government support, agriculture and the future development of manufacturing and processing capacity of stevia for domestic use and possible export. The two parties have also signed an exclusive distribution agreement for the development of the Middle East market for GLG’s stevia extract products where Global Agri, through the Katra Group, also has extensive experience in the sale and distribution of products.

On October 26, 2010 the Company announced that it had partnered with Chempoint.com Inc. (“Chempoint”) a prominent e-distributor of specialty and fine ingredients, for the marketing, sale and distribution of GLG’s portfolio of high quality stevia extracts within the United States and Europe. Chempoint will provide marketing, sales and order fulfillment, as well as technical support and expertise. The companies will jointly launch focused campaigns targeting key segments of the food and beverage industry immediately.

Key highlights under the terms of this agreement include:

  three-year initial term with an automatic renewal provision for additional years subject to certain conditions; and

  GLG to establish Chempoint as the exclusive supplier of stevia extract products for the high value tier three and tier four customers in the US and European food and beverage industry.

On December 14, 2010 the Company announced that it has entered into a joint venture agreement with China Agriculture and Healthy Foods Company Limited (“CAHFC”) for the sale and distribution of zero calorie beverage and food products in China that are sweetened with GLG’s stevia extract products. The new venture will be called Dr. Zhang’s All Natural and Zero Calorie Beverage and Foods Company (“AN0C”). GLG will hold an 80% controlling stake in AN0C and CAHFC will hold 20%. Dr. Luke Zhang will be the CEO of AN0C and will be supported by an experienced team of senior executives recruited by CAHFC from the beverage industry in China. All products will use GLG’s stevia extract as the main sweetener. The product concept and brand have been market tested during the last twelve months in a number of major cities in China to refine the brand and product concept.

Our Strategic Alliance with Cargill

On May 1, 2008, we announced the signing of a strategic alliance and long-term renewable supply agreement (the “Strategic Alliance and Supply Agreement”) with Cargill, which replaced our original 2007 agreement. On July 17, 2008 we announced that Cargill had agreed to make certain revisions to the Strategic Alliance and Supply Agreement. The principal terms of the amendments were agreed and effective as of July 17, 2008, and were reflected in definitive documentation signed on August 8, 2008. The Strategic Alliance and Supply Agreement was further amended May 4, 2009 in connection with Cargill’s purchase order announced May 5, 2009. The key terms of the Strategic Alliance and Supply Agreement, as amended, include:

  annual minimum quantities that we will supply and Cargill will purchase over the term of the agreement. Cargill will have a rolling twelve month commitment. For each of years two and three, once volume and price have been agreed (done on an annual basis), Cargill is required to either take the committed volume or pay the agreed price;

  an agreement by Cargill to purchase a minimum of 80% of its global stevia extract requirements from us for the first five years of the agreement commencing October 1, 2008;

  our being Cargill's exclusive Chinese supplier of stevia extract for the term of the Strategic Alliance and Supply Agreement and Cargill's agent in China for any additional stevia extract sourcing opportunities that arise;

  our taking the lead role in arranging working capital financing for our stevia leaf purchasers each year beyond 2008, though Cargill may assist or participate in the financing of stevia leaf as it has done previously;

  new product opportunities from GLG will be offered to Cargill on a right of first refusal basis;

  Cargill has the ability to terminate in certain circumstances, including during the first five years if Dr. Luke Zhang, the Chairman and Chief Executive Officer of GLG, is no longer employed by GLG; and

  should Cargill wish to terminate the agreement early, it may do so on three years notice.

As of December 31, 2010, we have received purchase orders from Cargill of US$65.7 million under the Strategic Alliance and Supply Agreement. For the year ended December 31, 2009 and for the year ended December 31, 2010, Cargill accounted for 90% and 47%, respectively, of our revenue. These commitments are subject to renegotiation at certain times throughout the term of the Strategic Alliance and Supply Agreement.

Significant Acquisitions

The Company has not completed any significant acquisitions during the fiscal year ended December 31, 2010.

Specialized Skill and Knowledge

The production of high grade stevia by the Company’s subsidiaries, Runde, Runhai and Runyang, requires specialized skill and technical know-how; the Company currently employs a technically advanced and diversified management team and technical staff. In addition to proprietary technology licensed from third parties, GLG has developed and owns proprietary manufacturing technology to produce high quality stevia with extremely high RA readings that meet and/or exceed the quality requirements used in its customers’ products. GLG has not yet patented this proprietary manufacturing technology though the Company may elect to do so at some point in the future. Currently, the Company relies upon confidentiality agreements that have been entered into between the Company and its personnel who have access to the proprietary information.

New Products & Regulatory Approvals

In July 2010, the Company formally launched BlendSureTM, a high purity line of proprietary blends of two of the sweetest glycosides, rebaudioside A and stevioside to create a market-changing product. GLG developed BlendSure™ to provide food and beverage companies and consumers a natural sweetener with zero calories, zero carbohydrates, and a zero glycemic index, at a price point that is comparable and competitive to sugar. The product can be used both in food and beverages, and as a tabletop sweetener, in order to reduce calories and provide a great tasting, stable sweetening system that offers flexibility and scope in formulation. BlendSure™ may also be combined with other natural sweeteners such as sugar.

BlendSure™ met all of the requirements for self-affirmed GRAS (generally recognized as safe) and the Company received a letter of certification from GRAS Associates, whose experts specialize in the technical and regulatory aspects of obtaining and defending GRAS status for the food, supplement, and chemical industries. BlendSure™ underwent and passed a rigorous safety review performed by GRAS Associates’ qualified panel of scientific experts in order to confirm the product meets the Food and Drug Administration’s (FDA) safety criteria. The GRAS process is a legal and FDA-approved process that allows companies to conduct their own GRAS determinations by consulting with an independent panel of scientists to determine if an ingredient meets the FDA’s criteria for safety. GLG also filed its dossier for a no-objection letter from the FDA in 2010.

In September, 2010 the United States Food and Drug Administration (“FDA”) issued a Generally Recognized as Safe (GRAS) Letter of No Objection (Filing No. GRN000329) for GLG’s highest purity stevia extract Rebpure™ (RA97). Exceeding a total steviol glycosides reading of 95%, BlendSure™ also meets the Joint FAO/WHO Expert Committee on Food Additives (JECFA) international standard for stevia extracts.

In a proprietary GLG study conducted in early 2010, 80% of companies using stevia say they were likely to launch more products using purified stevia extracts and 60% expect usage to increase, however the primary barriers were cost and taste. Of decision makers for food and beverage companies in the US, 62% identify cost and 52% identify taste/formulation as the primary hurdles for launching products with stevia.

At current BlendSureTM and refined sugar pricing in the US, food and beverage manufacturers can formulate both zero/low calorie and BlendSure/sucrose blended products with no cost of goods sold impact as compared to a regular sugared product. On taste, BlendSure delivers both an equal taste profile as RA 97 products as well as a 30% average cost reduction in beverage and food formulation.

With BlendSureTM, GLG addresses the two key challenges the food and beverage marketers had indicated to be the primary barriers to using stevia as a sweetener.

In addition, GLG is currently engaged in a comprehensive program to obtain letters of no objection for several of its other highly purified stevia extracts. The Company has filed notices with the FDA following self affirmation for BlendSure™ as well as its purified stevioside product, PureSTV™ and RA 95.

The Company through its AN0C joint venture is also currently working on new food and beverage products for the China market. These products will utilize stevia based formulations and will include such products as ready to drink teas, juice, dairy, carbonated soft drinks and a variety of food products. The AN0C revenue forecast assumes the launch of 12 beverage products including six iced tea drinks, three juice drinks and three dairy drinks in 2011, with the initial product launch occurring in late first quarter or early second quarter of 2011.

Intellectual Property

Our ability to compete effectively is dependent upon our ability to protect the proprietary nature of the seeds, seedlings, processes, technologies and materials owned by, used by or licensed to us or our subsidiaries. However, our intellectual property related to the production of stevia includes proprietary process technology for the manufacture of high-grade stevia that is not fully covered by patents or other intellectual property protection in Canada, the US or China. In such cases, we rely on a combination of patents, trademarks, trade secret law and contracts with certain key personnel to protect our intellectual property rights. See “Risk Factors”.

We had three patent applications pending with the State Intellectual Property Office in China at the start of 2010. These patents relate to our stevia breeding and processing technologies. All applications were approved by with the State Intellectual Property Office in China in 2010.

One of the patents granted in 2010 relates to the proprietary breeding methodology of stevia plants that we have developed and protect our high-grade stevia plant strains. As an additional form of intellectual property protection, we have succeeded in the production of seed and seedling strains that cannot be used to grow other plants with high RA yielding stevia leaf (second generation plants grown from the seeds of our high yielding plants will only produce common stevia leaf with an average RA yield). Each year, farmers must sign new contracts with us to receive the high quality seedlings for the ensuing year’s planting season. Because the plant strains cannot be used to recreate our high content RA stevia leaf, we protect the genetic characteristics of our proprietary high quality and high yielding stevia plants and maintain control and security of our high quality leaf supply.

This patent was acquired through our acquisition of AHTD on December 27, 2007. The patent application is registered in the name of Mr. Wang Qibin, a former shareholder of AHTD and our Vice President of Agriculture in China. The patent was formally assigned by Mr. Wang to AHTD on July 8, 2007, prior to our acquisition of AHTD.

In addition, two patent applications for GLG stevia plant varieties were been accepted by the State Intellectual Property Bureau of the People’s Republic of China in 2010. GLG’s stevia agricultural research and development team, led by Chief Agricultural Scientist Qibin Wang, received acceptance of its patent applications for two significantly competitive stevia plant strains, Huinong 2 (“H2) and Huinong 3 (“H3”), which the GLG team developed through natural propagation. The two strains contain higher levels of rebaudioside A, the sweetest component of the stevia plant leaf and the primary glycoside used to meet market demand for stevia sweeteners.

The GLG H2 and H3 strains contain 66% and 76% rebaudioside A levels in the raw plant leaf, respectively. The naturally bred strains are a significant achievement for the GLG team as the average stevia leaf on the global market contains a significantly lower percentage of rebaudioside A. Higher yields enable not only improved land and resource utilization, but also reduce the cost of production. Further, the two varieties are larger in plant mass, yielding in excess of 22% more leaf per acre. The new H2 strain is currently being filtered into the crop for the 2011 harvest.

In 2010, our previously filed patent application for a stevia leaf processing extraction device was granted full patent protection as well as its specially designed waste water treatment technology was also been granted full patent protection by the State Intellectual Property Bureau of the People’s Republic of China. The stevia leaf processing extraction device is innovative technology that reduces, by approximately 30%, both the amount of water used in the soaking step of the extraction process as well as the cycle time required to complete this step. The waste water treatment system is a complex system that removes impurities in the water and cleanses it to a higher purity than when sourced before returning it to the environment. These technologies form a key part of GLG’s ongoing efforts to utilize environmentally sustainable and socially responsible business solutions.

In 2010, the Company filed a number of patent applications for the separation methodologies of rebaudioside B, rebaudioside C, rebaudioside D and steviolbioside that were accepted by the State Intellectual Property Bureau of the People’s Republic of China. These extraction technologies, designed by the Company’s research and development experts, are part of an ongoing effort to improve the taste and quality of its stevia extract products and to continually improve processing efficiencies.

We are also in the process of applying for trademark protection for our branded stevia products and have filed numerous trademark applications in the North American market. In addition, we have filed for the protection of our logo mark and our corporate name “GLG Life Tech” in both the United States and Canada. All applications are in various stages of the approval process and there can be no guarantee that approval will be received.

In addition, we have entered into an agreement with International Biotechnology Group Ltd. (“International Biotechnology”) which provides for the license to us of certain technology used to manufacture stevia products refined to the RA 97 level. Pursuant to the terms of the license agreement, we have a license to use this technology for a five year term. As consideration for entering into the license agreement, International Biotechnology received 250,000 Common Shares as well as a basic royalty payable in connection with RA97 and STV 97 products produced at our Runhao facility starting in year two of the five year term of the license. Following the five year term, the technology will be transferred to us and the obligation to pay a royalty to International Biotechnology will terminate.

The Company expects that it will continue to file patent and trademark applications on an ongoing basis to protect its intellectual property.

Seasonal or Cyclical Business

The stevia manufacturing business is seasonal only to the extent that the leaf for the next year needs to be purchased, or funds for the purchase of stevia leaf confirmed available, in June of a given year with harvest taking place during late July and August. The processing operations can therefore slow down significantly before a new harvest is completed during the months of July and August each year. This situation is currently extremely competitive but the Company has taken steps to conduct its own stevia seed, growth and harvesting operations to allow the Company’s growing demands for raw product to be met. See “Sources, Pricing and Availability of Raw Materials”.

Economic Dependence

The Company has had a significant economic relationship with its strategic partner Cargill for the year’s 2009 and 2010. The economic dependence on this customer has been materially reduced from 90% of the Company’s revenues in 2009 to 47% of the revenues in 2010. We further expect revenues from this customer to decrease in 2011 and beyond driven by the new distributor and customer relationships that the Company secured in 2010 as well as the expected development of revenues from its AN0C consumer business in China.

Financial and Operational Effects of Environmental Protection

The Company carefully adheres to environmental requirements and the cost of such adherence is factored into the manufacturing costs. The Company does not foresee any increases in compliance that cannot be offset with an increase in the sale price which will allow existing margins to continue.

There are no environmental protection requirements affecting the other segments of the Company’s business.

Employees

As at December 31, 2010, the Company employed 1,280 people.

Foreign Operations

The Company conducts business internationally and in particular in China where the Company’s production of stevia is centred. International operations are subject to a number of special risks, including currency exchange rate fluctuations, trade barriers, exchange controls, national and regional labour strikes, political risks and risks of increases in duties, taxes and governmental royalties, as well as changes in laws and policies governing operations of foreign based companies, including subsidiaries of the Company. See “Risk Factors”.

SWEETENER INDUSTRY INFORMATION

The Sweetener Industry

High-grade stevia is a fast-growing newcomer in the estimated US$50 billion global sweetener market, which is still dominated by sugar. Sugar substitutes now account for more than US$5 billion of the global sweetener market. Figure 9 provides an estimate of the size of the global sweetener market, including the proportionate share of sugar and artificial sweeteners.

Figure 9 – Source: Global Industry Analysts, Artificial Sweeteners: A Global Strategic Business Report, July 2007; United States Department of Agriculture, Economic Research Service, World Sugar Reports. Market values have been derived through multiplying estimated annual production by average yearly prices.

Figure 10 – Source: Tate & Lyle 2007, Global Sweetener Market (2007), Global High Intensity Sweetener Share by Value (2007) (percentages based on 182.5 million tons sugar equivalent).

Traditional Sweeteners

Sugar

Sugar is a traditional nutritive sweetener. Sugar is generally considered a necessity and governments in most countries subsidize the farming of sugar cane or sugar beet and the related refinery costs. In Europe and the United States subsidies have been made available to farmers for producing either sugar cane or sugar beet. If sugar subsidies in many countries are reconsidered, stevia could present a major alternative to sugar if the production and quality of stevia leaves can be ensured.

Sugar is ubiquitous throughout the world; however, it carries risks associated with over-consumption. According to a survey by the United States Department of Agriculture, the average American consumes the equivalent of 160 pounds of sugar a year or 35 teaspoons a day, a 30% increase over consumption in 1980. These consumption levels have contributed to increased rates of obesity, diabetes and other health related issues. In recent years, these concerns have stimulated a demand in the market for alternatives to sugar and especially non-nutritive sweeteners, a trend that is occurring globally.

High Fructose Corn Syrup

High Fructose Corn Syrup (“HFCS”) is a sweetener utilizing a modified form of corn syrup with an increased level of fructose. Its composition typically contains either 42 percent or 55 percent fructose, with the remaining sugars being primarily glucose and higher sugars. Because fructose is sweeter than glucose, the overall sweetness of the syrup can be increased resulting in more cost-effective use over sugar in food processing. Its caloric content is equivalent to sugar and thus it shares the same concerns from consumers and industry as that of sugar. Further, the human body metabolizes fructose differently than glucose (fructose does not trigger the release of appetite suppressing endorphins) and so high consumption of HFCS has also been attributed to increasing rates of obesity.

High-Intensity Sweeteners

High-intensity sweeteners represent 9% of the global sweetener market. The category of high-intensity sweeteners has traditionally referred to artificial substitutes, which are synthesized by chemical processes and have a higher degree of sweetness compared to typical natural alternatives. High-intensity sweeteners have an estimated market in excess of US$5 billion annually and are expected to increase their amount of the global sweetener market annually. According to the 2007 report by Global Industry Analysts Artificial Sweeteners, the global artificial sweetener market is growing at an annual rate of 5.5%.

Figure 11 - Source: Global Industry Analysts, Artificial Sweeteners, July 2007.

Applications of high-intensity sweeteners range from tabletop sweeteners, to confectionary, food and pharmaceuticals, with the beverage industry dominating the high-intensity sweetener market. Frost and Sullivan estimates as much as 65% of all artificial sweeteners consumed are in beverages. For example, The Coca Cola Company and PepsiCo are major purchasers and users of aspartame, a popular high-intensity sweetener, often used in diet sodas.

Artificial high intensity sweeteners are used extensively in food and beverages to help reduce calories. According to the Calorie Control Council, 200 million Americans consume sugar-free or low-calorie products and half are frequent users, consuming an average of four products every day. Much of this is accounted for by diet soft drinks, which make up 39% of the US soft drink market and according to Beverage Digest, the percentage is rising.

Aspartame

Aspartame is one of the most widely used high-intensity sweeteners in the food and beverage industry. It was discovered in 1967 and approved by the FDA in 1981. It is about 200 times sweeter than sugar but is not heat stable and therefore not suitable for baking or cooking. However, aspartame is found widely in diet colas and is also contained in some breakfast cereals, desserts and chewing gum. Aspartame is marketed in the United States under the brand names Equal™ and NutraSweet™.

Saccharin

Saccharin is about 300 times sweeter than sugar and is marketed under the brand name Sweet ‘N’ Low®. It is heat stable, has a long shelf life and remains relatively cheap to produce. Saccharin has been known to have a bitter aftertaste and has been subject to controversy over possible carcinogenic side effects and has been banned in Canada since 1977.

Sucralose

Sucralose has received the greatest recent consumer acceptance. Produced by Tate & Lyle plc under the brand name Splenda® and introduced in 1999, it accounted for an approximately 60% market share in the tabletop high intensity sweetener market in 2007. Sucralose was developed in the 1970s and is 600 times sweeter than sugar, heat stable and dissolvable in water. Sucralose is manufactured by chemically altering a sugar molecule and substituting three chlorine atoms for three hydrogen-oxygen groups. Sucralose can be found in more than 4,500 food and beverage products. Recently though concerns have been raised among consumers over its chemical composition, as chlorine molecules are used as the base of many pesticides.

Figure below depicts the market share of Splenda, Equal and Sweet ‘n’ Low in the tabletop sweetener market.

Figure 12 – Source: Information Resources, Inc. – May 25, 2008.

Polyols

Polyols, or sugar alcohols, are produced by hydrogenation or fermentation of different carbohydrates. Most polyols occur naturally in a variety of food products like vegetables, fruits and mushrooms. They are also regularly present in fermented foods like wine or soy sauces. They are commonly added to foods because of their lower caloric content than sugars; however, they are also, in general, less sweet and are often combined with high-intensity sweeteners. Maltitol, erythritol, sorbitol, isomalt and xylitol are a few of the more common types of polyols. Most polyols, other than erythritol, can cause digestive problems (laxative effect) and are used mostly in sugar-free gums in low doses.

Stevia

We believe stevia is positioned to become a leading high-intensity sweetener. Following GRAS notification of certain stevia products in December 2008, we believe the stevia market is poised to grow considerably as illustrated by several high profile and rapid launches of products containing stevia, including: (i) The Coca Cola Company’s launch of Sprite®, Vitaminwater10™ and Odwalla® juices; (ii) PepsiCo’s launch of SoBe Life Water and Trop50 (Tropicana with 50 calories); and (iii) Dr. Pepper Snapple Group’s launch of All Sport Naturally Zero. These products joined Cargill’s tabletop sweetener TRUVIA™, Merisant Company’s tabletop sweetener PureViaTM and ZEVIA™ Cola, the first commercially produced cola beverage sweetened with stevia.

The artificial sweetener market is expected to grow 5.5% annually through 2015. Stevia benefits from what we believe is the widespread consumer belief that all-natural products are healthier than artificial products, particularly in the sweetener industry where artificial high-intensity sweeteners have been subject to consumer health risk concerns. According to an August 2009 report published by Mintel International Group Ltd., United States retail sales of products containing stevia, including tabletop sweeteners and food and beverage products, could reach US$2 billion by the end of 2011. Growing consumer preference for all-natural products, together with increasing rates of obesity and diabetes, have created significant demand for an all-natural, zero-calorie sweetener alternative. We believe stevia extracts such as rebiana are positioned to become leading high-intensity sweeteners as a result of their appealing profile:

  zero calories

  100% natural and thus perceived as healthier than artificial sweeteners remains stable under heat and thus can be utilized in processed foods

  200 to 300 times sweeter than sugar

  measures zero on the glycemic index, which is important in the diabetic market and benefits from growing consumer understanding of the value of a low glycemic diet

Market Drivers for Stevia

According to a Harris Poll in 2008, three out of five Americans believe artificial sweeteners are only somewhat safe or not safe at all. Further, a survey by IFIC Food and Health (August 2008) reported that 43-45% of Americans said they wanted to use less aspartame, sucralose and saccharin. Stevia presents food and beverage companies with the opportunity to offer consumers a healthier, natural alternative.

In the food and beverage industry, products catering to healthy lifestyles are one of the key drivers in sector growth. Increases in obesity, diabetes, and associated health risks have led consumers to pay more attention to diet. Global trends toward natural, healthy, organic and “green” products have been evident. Food and beverage companies are formulating and launching new products in response to consumer demand and we believe stevia provides a solution that fits within consumer expectations for taste and health benefits. According to Mintel’s August 2009 report entitled Stevia and other Natural Sweeteners, over 115 new food and beverage products containing stevia have been launched in the United States in the first seven months of 2009 by leading global food and beverage companies such as The Coca Cola Company, Cargill, PepsiCo and Merisant Company. We believe that this support, coupled with underlying trends and key market drivers presents favorable conditions for stevia’s wider global acceptance and potential in capturing significant market share in the near future.

We anticipate that trends toward healthier living will continue to drive the market opportunity for stevia. According to a study by The Freedonia Group released in May of 2009, greater awareness of the relationship between diet and health will continue to support an increasing demand for products across all categories that offer nutritional and health benefits. The study valued the United States demand for sweeteners at US$12 billion with alternative sweetener demand accounting for 9.5%. In particular, the food segment is expected to see a high percentage of growth in demand for alternative sweeteners in the United States with projected increases reaching 5.2% annually through 2013. For stevia, product launches are already visible in foods such as Blue Bunny Ice Cream’s Sweet Freedom® Fudge and Vanilla Fudge Bars, Sweet Freedom® Raspberry and Orange Crème Bars and Sweet Freedom® Fudge Lites, all produced by Wells’ Dairy.

According to The Freedonia Group study, beverage production in the United States is forecast to increase to nearly 41 billion gallons by 2013, valuing this market segment at US$101 billion. Some of the largest growth in beverages is expected to occur from flavored and enhanced waters. Driven by a flurry of new product introductions and advancements, growth in traditional carbonated soft drink sales is expected to remain flat (or slightly in decline) while products such as enhanced beverages are expected to be on the rise. Stevia extracts have played a significant role in new product development in this category, including in products such as PepsiCo’s SoBe Life Water and The Coca Cola Company’s Vitaminwater 10.

Recent studies from Euromonitor International find stevia as one of the top five trends in food and beverage innovation. Key findings are Stevia helps create a compelling low calorie alternative to the status quo. Although there is still consumer confusion over the meaning of a “natural” sweetener, stevia-sweetened drinks have found success in several developed markets and the Company expects that they will drive much of the future growth in zero calorie soft drinks.

Sweeteners Forecast World Volume Growth*

Category	% CAGR 2010-2015
Stevia	52.0
Sugars and bulk sweeteners	2.5
Sucralose	2.3
Acesulfame K	2.2
Saccharin	1.8
Aspartame	1.8
Cyclamate	0.9

According to Euromonitor International data, stevia is expected to post a CAGR of more than 50% over 2010-2015, well above the growth of any other sweetener. Though its base is still small, this offers an opportunity for low calorie drinks in several categories. Stevia is often combined with other sweeteners, so the latter’s development is not expected to slow as a result. In emerging stevia markets such as Asia (outside China) Latin America, Australia/New Zealand and the US the trends continue for consumers to seek healthier alternatives to sugared and high calorie products.

Obesity

The World Health Organisation estimates that in 2005, at least 400 million adults worldwide were obese, with this figure expected to increase to 700 million by 2015 with 2.3 billion adults overall being classified as overweight. The US, the UK and Germany – three of the largest confectionery markets in the world – are among those countries with the largest numbers of people who are obese, overweight and suffering from cardiovascular disease.

Diabetes

Globally, the number of cases of diabetes, heightened in recent years by increased rates of obesity and an aging population, has dramatically increased. Several contributing factors including diet and lifestyle have led to the rise of the disease that affects over 171 million people worldwide, a figure that according to the World Health Organization is expected to more than double to 366 million by 2030. In the United States where cases are more prevalent amongst all age groups, diabetes affects 7.8% of the population and the direct and indirect costs of diabetes are estimated by the United States Center for Disease Control and Prevention to account for US$174 billion in medical costs. Further, the Global Diabetes Foundation states that Type 2 diabetes is responsible for 90-95% of diabetes cases and that 80% of cases are preventable foremost by changing diet as well as increasing physical activity and improving the living environment.

Competition

We are a leading producer in the high-grade stevia market and currently benefit from several competitive advantages. Within China, there are approximately 10 to 12 companies with stevia refining and extraction capabilities, and we are the largest of these companies in terms of production capacity. While there are two companies in Japan, one in Korea and one in Malaysia that are capable of producing high-grade stevia extract, we estimate that the manufacturing costs to produce high-grade stevia in these countries are significantly higher than the cost of producing the same product in China due to factors such as: (i) proximity of our manufacturing operations to stevia growing areas in China where the majority of the world’s stevia leaf is grown; and (ii) lower manufacturing wages in China as compared to Japan, Korea and Malaysia.

We believe these lower costs, combined with our current processing capabilities, provides us with a competitive advantage. Through our partnerships with local Chinese governments, as well as our proprietary seeds and seedlings, we expect to control a large percentage of the high quality stevia seeds and leaf grown in China. Leaf supply is one of the most important components of our business.

Major global companies are expected to enter the market as demand for stevia grows, but we believe it will take competitors several years to reach our current stage of development. As an example, the seedling development process takes several years and is only the first phase of the vertically integrated process for developing a high quality finished product.

Other market participants include Sweet Green Fields, a supplier of stevia extract based in the US, Blue California, an ingredient company based in Southern California with extraction operations in China which is selling an RA 97 product marketed under the brand Good & SweetTM , and Pure Circle, a supplier of stevia based in Malaysia for the PureViaTM tabletop stevia brand developed jointly by Merisant Company and PepsiCo. Corn Products International entered into a long-term agreement with Morita Kagaku Kogyo Co., Ltd. of Japan for access to its strain of stevia. Morita has been growing stevia in Brazil since 2007 and marketing a high-grade RA product called Enliten. Corn Products International has not yet launched any stevia based products.

Stevia Regulatory Environment

In May of 2008, Cargill published studies in the peer-reviewed scientific journal Food and Chemical Toxicology that established the safety of rebiana. On May 15, 2008 Cargill submitted an application to the FDA in addition to scientific data that included years of study and clinical trials that supported the use of rebiana as a safe food ingredient. On December 17, 2008, the FDA stated that it had no objection to the conclusion of an independent expert panel which reviewed research on rebiana and Reb A and concluded that they were GRAS for use as general purpose sweeteners, including for use in food and beverages. This was a significant milestone in the stevia industry and has enabled food and beverage companies to use stevia products containing rebiana and Reb A in their products. Previously, stevia had only been permitted as a dietary supplement thereby limiting its market.

In June of 2008 the Joint Expert Committee on Food Additives (the “JECFA”), administered jointly by the World Health Organization and the Food and Agricultural Organization of the United Nations, raised the acceptable daily intake level for stevia. JECFA is an international scientific committee that was established in 1956 to evaluate food additives and is widely recognized as the leading authority in risk assessment of food hazards. The committee has evaluated more than 1,500 food additives and established the main principles and guidelines of safety assessment for chemicals in foods. After over a decade of study, JECFA published its approval of stevia stating that "95 percent steviol glycosides are safe for human use in the range of four milligrams per kilogram of body weight per day". This doubled the average daily intake level previously set by JECFA from earlier studies.

In October 2008, the Australian and New Zealand food and safety regulatory body FSANZ also approved stevia for use in food and beverages as an ingredient. The approval was based on research and data published by JECFA as well as studies conducted by the Plant Science Group at Central Queensland University and Australian Stevia Mills.

In September 2009, the government of France approved RA 97 for use as an ingredient in food and beverages. While full European Union approval for stevia sweeteners is still dependent on a scientific opinion from the European Food Safety Authority (EFSA), France has taken advantage of a provision that allows individual member states to approve ingredients for a limited two year period. This decision marked the first approval of RA 97 in the European Union. The European Food Safety Authority has received three petitions for stevia sweeteners from the European Stevia Association, Cargill and Morita Kagaku Kogyo Co., Ltd. In April, 2010,the European Food Safety Authority’s (EFSA) delivered a positive opinion on the safety of steviol glycosides and the Company expects formal approval of stevia as a sweetener in the EU to be received in 2011.

In December 2010, the Company submitted with its India Partner, Global Agrisystem Private Limited (“Global Agri”) an application for the approval of stevia as sweetener to the Indian Government.

Some of the countries and regions where stevia extracts have been approved for use in food and beverages include:

•	United States of America	•	New Zealand
•	China	•	Mexico
•	Japan	•	Paraguay
•	France	•	Switzerland
•	Australia	•	Israel
•	Korea	•	South America

We believe the petitions and subsequent approvals for the use of stevia in food and beverages in multiple markets around the world are part of a movement towards the development of healthier products in the food and beverage industry.

CHINA BEVERAGE INDUSTRY INFORMATION

Over the course of 2010, GLG undertook a bold move to focus on the development of the stevia industry in China. The Company believes that the AN0CTM joint venture between GLG and CAHFC will capitalize on the growth of Chinese economy and the projected growth of the middle class’ consumption of food and beverage.

China's economy has surpassed Japan's to become the second largest economy in the world after the USA. Real GDP is forecast to grow by a further 9.6% in 2011 due to an expansionary fiscal policy. Domestic spending has been driven by a generous stimulus package and restrictions on bank lending. Real growth in China's private consumption should be 8.8% in 2011 and will be 8.0-9.5% in the medium term, supported by public spending on healthcare, education and pensions.

China's rates of real GDP growth should remain over 9% per year in the medium term and the number of urban households earning more than US$5,000 a year will grow substantially, creating millions of new consumers. Car sales are regarded as a barometer for the government's progress. The number of households exceeding the minimum income threshold to afford a car is expected to double in the next five years from 35 million to 70 million. The government is has increased transportation infrastructure as well which will benefit the growth of the distribution capacity. 1

Within the food and beverage sector, soft drink sales projections in China over the next five years are expect to increase substantially:

Market Sizes - Historic/ Forecast - Off-trade Volume - million litres
Categories	Geographies	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Soft Drinks	Asia Pacific	83967.7	90430.1	98526	106105.1	113543	123831	132753.8	142592.3	152895.3	163228	173365.7
Soft Drinks	China	31700.6	35810.1	40234.1	44686.7	49764	55325.6	61349.7	67764.7	74319.1	80873.1	87315.4

Sources:
1. Soft Drinks: Euromonitor from trade sources/national statistics
©2011 Euromonitor International

In percentage terms, the overall historic and projected annualized growth rates are presented in Figure 13:

Market Sizes - Historic/ Forecast - Off-trade Volume - mn litres - Year-on-Year Growth (%)
	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15
Soft Drinks
Asia Pacific	7.7	9	7.7	7	9.1	7.2	7.4	7.2	6.8	6.2
China	13	12.4	11.1	11.4	11.2	10.9	10.5	9.7	8.8	8

Sources:
1. Soft Drinks: Euromonitor from trade sources/national statistics
©2011 Euromonitor International

Figure 13

To illustrate the market potential in China, Euromonitor International's data shows that US per capita expenditure on soft drinks stood at US$540 in 2009, considerably higher than China's US$32.80. Trends indicate that with increased disposable income, consumption patterns for sweetened foods and beverages align with that of western economies (Source: Euromonitor Report Feb 2011)

With the AN0CTM joint venture, GLG brings the fully integrated strategy one step further from seed to consumer palate.

The world’s largest soft drinks player, Coca-Cola, announced in 2009 that it was investing US$2.5 billion in the Chinese market between 2009 and 2011. In 2010, Coca-Cola indicated that this amount of capital was likely to be invested in a shorter period. Similarly, in 2008, PepsiCo announced that it would be undertaking investment of US$1 billion to develop its business in the China market. The investment had been carried out by 2010, and Pepsico plans to continue with additional investment of US$2.5 billion in its food and beverage business in China between 2010 and 2012.

The current leaders in the China market are still heavily dominant by global giants, yet the China based companies have grown dramatically in the rapid expanding market. Brands from giants, Master Kong and Wahaha have among the top five in the country, propelling these soft drink companies to the top five (See Figure 14). As the market expands, it creates growth for existing companies and well as new entrants.

Company Shares (by Global Brand Owner) - Historic - Off-trade Volume - % breakdown
	2005	2006	2007	2008	2009	2010
China
Soft Drinks Top 15 Companies
Coca-Cola Co, The	14.1	14.6	15.2	16.1	16.8	16.8
Tingyi (Cayman Islands) Holdings Corp	6	8.4	10.7	11	12.6	14.4
Hangzhou Wahaha Group	-	-	-	-	7.9	7.2
PepsiCo Inc	6.3	6.2	5.9	6.2	5.9	5.5
Uni-President Enterprises Corp	4.3	4.1	4	3.9	3.6	4.1
Yangshengtang Co Ltd	2.6	2.7	3.2	3.5	3.5	3.5
Danone, Groupe	11.4	11.3	11.1	11	3.4	3.3
China Resources Enterprise Co Ltd	2.1	2.1	2.4	2.6	2.8	2.8
Guangzhou Pharmaceutical Holding Ltd	1	1.5	1.9	2.3	2.2	2.4
China Huiyuan Juice Group Ltd	1.3	1.7	1.8	1.7	1.5	1.7
NestlÈ SA	0.8	0.8	0.8	0.8	0.8	0.8
Fujian Dali Food Co Ltd	-	-	-	0.4	0.7	0.8
Suntory Holdings Ltd	0.6	0.8	0.8	0.8	0.8	0.8
Xiamen Yinlu Food Co Ltd	0.3	0.3	0.4	0.5	0.6	0.6
Coconut Palm Group Co Ltd	0.4	0.4	0.4	0.4	0.4	0.4
All others	48.7	45.2	41.4	38.8	36.5	35
Total	100	100	100	100	100	100
Sources: 1. Soft Drinks: Euromonitor from trade sources/national statistics ©2011 Euromonitor International

Figure 14

According to Euromonitor International, in global total volume terms the soft drinks industry was expected to grow in 2010 and 2011 by 4.4% and 3.8%, respectively. However, total value growth for soft drinks will be below volume growth with value expected to grow between 1% and 2% in both years. These growth rates, particularly for total volume, are beginning to recover from the depths of the financial crisis. While the trends are positive, growth rates are not quite back to pre-crisis levels.

Soft drinks growth will be driven by organic growth potential in these developing soft drinks markets. Although sales growth in China will be slower compared to that experienced previously, the growth trend is expected to remain positive. On a percentage growth basis, while Asia-Pacific is projected to lead in Ready To Drink (RTD) volume growth, Latin America is projected to lead in value growth (see Figure 15).

Soft Drinks Off Trade Value Growth By Region, 2010-2015

US$, 2010 fixed exchange

Figure 15 – Source: Euromonitor International Report 2011.

GLG will continue to focus our resources to capitalize on the global trends in regional markets to drive sales of stevia extracts.

RISK FACTORS

This section describes the material risks affecting the Company’s business, financial condition, operating results and prospects. There may be other risks and uncertainties that are not known to the Company or that the Company currently believes are not material, but which also may have a material adverse effect on the Company’s business, financial condition, operating results or prospects. In addition to the other information set forth elsewhere in this Annual Information Form, prospective investors should carefully review the following risk factors:

Risks Relating to GLG Life Tech Corporation and Our Business

If we are unable to acquire sufficient raw materials or produce sufficient finished product, we will not be able to meet the demands of our customers.

We currently must acquire sufficient stevia leaf so that we can meet the demands of our customers. A stevia leaf shortage could result in loss of sales and damage to our reputation.

If we and our subsidiaries become unable to produce the required commercial quantities of high-grade stevia extract on a timely basis and at commercially reasonable prices, and are unable to find one or more replacement manufacturers with the necessary expertise, regulatory approvals and facilities capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality, and on a timely basis, we will likely be unable to meet customer demand. In addition, we have entered into agreements that provide for fixed price and quantity commitments. If there were a raw material shortage and we were unable to deliver the committed quantity under these purchase orders, we could be responsible for any amount paid by such customers to third parties, above what the customer would have paid if we were able to deliver their order at the agreed price.

The loss of key employees or the failure to attract qualified personnel could have a material adverse effect on our ability to run our business.

The loss of any of our or our subsidiaries’ current executives, key employees, or key advisors, and in particular, Dr. Luke Zhang, or the failure to attract, integrate, motivate, and retain additional key employees could have a material adverse effect on our business. In particular, Cargill may terminate the Strategic Alliance and Supply Agreement in the event that Dr. Luke Zhang ceases to be actively involved in the management and performance of our business. We do not have “key person” insurance on the lives of any of our management team. Also, as we develop additional capabilities we may require more skilled personnel. These personnel must be highly skilled and have a sound understanding of our industry, business or technology. Recruiting personnel is highly competitive. Although to date we have been successful in recruiting and retaining qualified personnel, there can be no assurance that we will continue to attract and retain the personnel needed for our business. The failure to attract or retain qualified personnel could have a material adverse effect on our business.

We do not have a history of consistent profitability and our ability to achieve consistent profitability in the future is subject to uncertainty.

During the fiscal year ended December 31, 2010, we had a net loss of $2.9 million compared to a net income for fiscal 2009 of $0.8 million. Our revenue increased to $58.9 million in 2010 compared with $41.9 million in 2009.

Our ability to achieve consistent profitability is subject to uncertainty due to the nature of our business and the markets in which we operate. In particular, our revenues and operating results may fluctuate significantly in the future because of the following factors:

  volatility in the price we must pay for stevia and the stevia leaf quality, which varies from period to period;

  the price per kilogram for which we are able to sell our stevia extract;

  our ability to manage personnel, overhead and other expenses;

  our ability to effectively manage our capacity utilization;

  our water and power consumption, and the prevailing prices for water and power; and

  consumer acceptance of stevia and stevia-related products in the United States and other key markets.

If we fail to increase our production and manufacturing capacity, we will be unable to continue to grow and our ability to produce new products, expand within our existing markets and enter into new markets will be limited.

Global growth and demand for our products has increased the utilization of our production and manufacturing facilities. If we are unable to successfully expand our production and manufacturing capacity, we will be unable to continue our growth and expand within our existing markets or enter into additional geographic markets or new product categories. In addition, failure to successfully expand our production and manufacturing capacity will limit our ability to introduce and distribute new products, or otherwise take advantage of opportunities in new and existing markets. Further, increasing our production and manufacturing facilities requires significant investment and build times. Delays in increasing capacity could also limit our ability to continue our growth and materially adversely affect our business.

Any ill effects, product liability claims, recalls, adverse publicity or negative public perception regarding our products or the food and beverage industry in general could harm our sales and cause consumers to avoid our products.

As a manufacturer and distributor of products designed for human consumption, the Company could be subject to product liability claims if the use of its products is alleged to have resulted in injury. In addition, although the Company and the Company’s manufacturers maintain quality controls and procedures with respect to products that the Company sells, these products could contain contaminated substances. The Company currently has not obtained indemnities from its raw material and product suppliers. The Company does carry liability insurance to cover product recalls and worldwide product liabilities. Such insurance, however, may not be available in the future at a reasonable cost, on favourable terms, or at all, and may not be adequate to cover liabilities.

We compete in an industry that is brand-conscious, and unless we are able to establish and maintain brand name recognition our sales may be negatively impacted.

Our business is substantially dependent upon awareness and market acceptance of our products and brand by our targeted consumers. In addition, our business depends on acceptance by our independent distributors and consumers of our brand. Although we believe that we have made progress towards establishing market recognition for our AN0CTM brand, it is too early in the product life cycle of the brand to determine whether our products and brand will achieve and maintain satisfactory levels of acceptance by independent distributors and retail consumers.

We compete in an industry characterized by rapid changes in consumer preferences, so our inability to continue developing new products to satisfy our consumers’ changing preferences would have a material adverse effect on our sales volumes.

Consumer preferences evolve over time and the success of the Company’s products depends on its ability to identify the tastes and nutritional needs of its customers and to offer products that appeal to their preferences. The Company introduces new products and improved products from time to time and may incur significant development and marketing costs. If the Company’s products fail to meet consumer preference, then the Company’s strategy to grow sales and profits with new products will be less successful.

We rely primarily on third-party distributors, which could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets.

We do not sell our products directly to end customers. Instead, we will rely on third-party distributors for the sale and distribution of our products. We plan to sell our products through an extensive nationwide sales and distribution network in China. To the extent that our distributors are distracted from selling our products or do not expend sufficient efforts in managing and selling our products, our sales will be adversely affected. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors, many of which are outside of our control. Some of these factors include: (i) the level of demand for our brand and products in a particular distribution area; (ii) our ability to price our products at levels competitive with those offered by competing products and (iii) our ability to deliver products in the quantity and at the time ordered by distributors.

We have limited financial resources. We had negative operating cash flow for the year ended December 31, 2010. If we are unable to raise additional capital, we may be unable to complete the planned expansion of our business on our preferred timeline.

We have limited financial resources and had negative operating cash flow for the year ended December 31, 2010. Because of our negative cash flow from operations, our reliance on external sources of funding, and our cumulative deficit, we have noted in our audited consolidated financial statements for the fiscal year ended December 31, 2010, and for prior periods, that there is uncertainty about our ability to continue as a going concern.

We will continue to utilize some of our available lines of credit in China and seek to renew such loans on maturity and there can be no assurance that we will continue to have access to these short term loans and if we are unable to find additional funding sources, we may be unable to complete the planned expansion of our business on our preferred timeline.

We may require additional funds in order to continue to develop our manufacturing capacity and fund our planned expansion on our preferred timeline. Additional funding may not be available on terms that are acceptable to us, or at all, or may require the issuance of additional Common Shares or other securities which would dilute our current investors. Our future capital requirements will depend on many factors, including:

  costs of manufacturing and supply;

  revenues from the sale of stevia; and

  our ability to obtain revolving debt facilities for stevia leaf purchases

We heavily reliant on the production and distribution of stevia and related protucts. If they do not achieve sufficient market acceptance, it will be difficult for us to achieve consistent profitability.

Our revenue is derived exclusively from sales of stevia and stevia related products, and we expect that stevia and stevia related products will account for substantially all of our revenue for the foreseeable future. If the non-nutritive sweetener market declines or stevia fails to achieve substantially greater market acceptance than it currently enjoys, we will not be able to grow our revenues sufficiently for us to achieve consistent profitability.

Even if products to be distributed by us conform to international safety and quality standards, sales could be adversely affected if consumers in target markets lose confidence in the safety, efficacy, and quality of stevia. Adverse publicity about stevia or stevia-based products that we sell may discourage consumers from buying products distributed by us.

Our main customer has accounted for a significant portion of our reveneues

We have derived a significant portion of our revenue from Cargill, Incorporated (“Cargill”) our largest customer. The economic dependence on this customer has been materially reduced from 90% of the Company’s revenues in 2009 to 47% of the revenues in 2010 and we further expect revenues from this customer to decrease in 2011 and beyond driven by the new distributor and customer relationships that the Company secured in 2010 as well as the expected development of revenues from its AN0C consumer business in China.

However, if Cargill were to terminate its relationship with us, this could adversely effect on our business operations and financial condition.

We may not be able to manage our expansion of operations effectively.

We expect to continue to expand our business to meet the expected growth in demand for stevia. We have increased production output and expanded our employee base and we are in the process of establishing new and expanded facilities. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures and we may have difficulties maintaining and updating the internal procedures and the controls necessary to meet the planned expansion of our overall business.

Our management will also be required to maintain and expand our relationships with customers, suppliers and third parties as well as attract new customers and suppliers. We expect that our sales and marketing costs will increase as we grow our product lines and as we increase our sales efforts in new and existing markets.

There is no assurance that our current and planned operations, personnel, systems, and internal procedures and controls will be adequate to support our future growth. We expect that our general and administrative costs will increase as our operations grow to meet existing sales orders for our products and for future growth as we increase our sales efforts in new and existing markets.

Our raw material supply can only be stored for approximately two years and could potentially be subject to natural disasters and adverse weather conditions. Any shortage of stevia leaf or any increase in the price we pay for stevia leaf may adversely affect our revenue growth and decrease our margins.

Our raw material supply is perishable and, by nature, could potentially be subject to a high degree of exposure to the risks of natural disasters and adverse weather conditions such as droughts, floods, earthquakes, hailstorms, windstorms, pests, and diseases. The occurrence of a natural disaster in our growing areas could severely reduce our ability to procure the raw materials necessary to produce our products. Moreover, our production and manufacturing operations are, at present, all located in China which concentrates these risks.

A shortage of available stevia leaf or increase in the price we pay for stevia leaf could adversely affect our revenue growth and decrease our margins. Any of these adverse consequences could have a material adverse effect on our business operations and financial condition.

We currently face, and will continue to face, significant competition. Additional competitors may enter the stevia business if the value of the market for stevia grows which may result in a decrease in the market price of stevia extract.

Our major competitors for our core stevia business are existing stevia producers in Japan, Korea, China and Malaysia. These competitors include Blue California Inc., Corn Products International, Inc. and Pure Circle Limited. In addition, additional competitors may enter the stevia business if the value of the market for stevia grows which may result in a decrease in the market price of stevia extract.

These competitors may have significantly greater financial, technical and marketing resources, and may have a more established customer base. There is no assurance that we will be able to compete successfully against our competitors or that such competition will not have a material adverse effect on our business operations or financial condition. See “Industry Information – Competition”.

We rely upon proprietary technology which is not patented in Canada, the United States or elsewhere outside of China and may not be protected under the Chinese legal system.

Our ability to compete effectively is dependent upon the proprietary nature of the seeds, seedlings, processes, technologies and materials owned by, used by or licensed to us or our subsidiaries. Our intellectual property related to the production of stevia includes proprietary process technology for the manufacture of high-grade stevia that is not fully covered by patents or other intellectual property protection in Canada or the United States. If any competitors independently develop any technologies that substantially equal or surpass our patent pending process technology, it will adversely effect our competitive position. See “Corporate Structure and Development of the Business – Intellectual Property”.

The protection of our seed technology relies on patent-pending stevia seedlings. We have succeeded in the production of seed and seedling strains that cannot be used to grow other plants with high RA yielding stevia leaf (second generation plants grown from the seeds of our high yielding plants will only produce common stevia leaf with an average RA yield). However, the Chinese legal system in general, and the intellectual property regime in particular, are relatively weak compared to Canada and the United States and it may be difficult for us to enforce our intellectual property rights in China.

In relation to the intellectual property used by or licensed to us and our subsidiaries, there can be no assurance that we will continue to be able to use such intellectual property on terms that are acceptable to us, or at all. If we are unable to agree to terms to use this technology in the future or are unable to obtain the right to use other similar technology, we may not be able to offer the products we currently offer.

If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property and there can be no assurance that we will be able to obtain licenses to use such technology on favorable terms or at all.

We have not undertaken any studies as to whether our patents provide us with the freedom to use our technologies in China or any other jurisdictions.

If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. Our Chinese patents may not guarantee us the right to use our technologies if other parties own intellectual property rights that we need in order to practice such technologies. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. There can be no assurance that:

  any of the rights we have under patents owned by us or other patents that third parties license to us will not be curtailed, for example through invalidation, circumvention, challenge and being rendered unenforceable or prohibiting our licensed use;

  we were the first inventors of inventions covered by our issued patents or pending applications or that we were the first to file patent applications for such inventions;

  any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us or issued at all;

  our competitors have not or will not independently develop or patent technologies that are substantially equivalent or superior to our technologies;

  any of our trade secrets will not be learned independently by our competitors; or

  the steps we take to protect our intellectual property will be adequate.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries. Any of these adverse consequences could have a material adverse effect on our business operations and financial condition.

Claims by third parties that our technology or products, or those of our subsidiaries, infringe their intellectual property rights, may result in litigation which could be costly and time consuming and would divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. In addition, if we or our subsidiaries are found to have infringed upon the intellectual property rights of another party, licenses for such intellectual property may not be available on favorable terms or at all.

Circumstances outside of our control could negatively affect consumer perception of and demand for our products.

Even if stevia-based products distributed by us conform to international safety and quality standards, sales could be adversely affected if consumers in our target markets lose confidence in the safety, efficacy, and quality of nutritional supplement products. Adverse publicity about stevia or stevia-based products may discourage consumers from buying products distributed by us. We may not be able to overcome negative publicity within a reasonable period of time.

Exchange controls that exist in the PRC may limit our ability to utilize our cash flow effectively.

We are subject to the PRC’s rules and regulations on currency conversion. In the PRC, the State Administration for Foreign Exchange, or SAFE, regulates the conversion between RMB and foreign currencies. Currently, foreign investment enterprises, or FIEs are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.” With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a “current account” and “capital account”. Currency conversion within the scope of the “current account”, such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. However, conversion of currency in the “capital account,” including capital items such as direct foreign investment, foreign currency loans and securities, still require approval of the SAFE. We cannot assure you that the PRC regulatory authorities will not impose further restrictions on the convertibility of the RMB. Any future restrictions on currency exchanges may limit our ability to use our cash flow for the distribution of dividends to our shareholders or to fund operations we may have outside of the PRC.

In August 2008, SAFE promulgated Circular 142, a notice regulating the conversion by FIEs of foreign currency into RMB by restricting how the converted RBM may be used. Circular 142 requires that RBM converted from the foreign currency-dominated capital of an FIE may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, SAFE strengthened its oversight over the flow and use of RMB funds converted from the foreign currency-dominated capital of an FIE. The use of such RMB may not be changed without approval from SAFE, and may not be used to repay RMB loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the SAFE rules.

Currency exchange rate and interest rate fluctuations could significantly increase our expenses.

Our financial results will be affected by the foreign exchange rate between US dollars and RMB because, while our expenses are denominated in RMB, the majority of our sales are denominated in US dollars. On July 21, 2005, the Chinese government changed its decade-old policy of pegging the value of the RMB to the US dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies, including the Canadian dollar and the US dollar. This change in policy has resulted in approximately 24% appreciation of the RMB against the US dollar between July 21, 2005, when the policy was enacted, and February 3, 2011. The Chinese government may decide to adopt an even more flexible currency policy in the future, which could result in further and more significant appreciation of the RMB against the US dollar.

As of December 31, 2010, assuming that all other variables remain constant, a change of 1% in the Canadian dollar against the RMB would have an effect on other comprehensive income of approximately $1,276,497 (2009 –$1,188,360).

As of December 31, 2010, assuming that all other variables remain constant, an increase of 1% in the Canadian dollar against US dollar would have an effect on net income of approximately $17,074 (2009 – $26,287).

Our international operations subject us to additional risks.

We are subject to the risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. These risks include:

  currency exchange rate fluctuations;

  trade barriers;

  national and regional economic downturns;

  changes in governmental policy or regulation;

  restrictions on the transfer of funds into or out of particular countries;

  import and export duties and quotas;

  domestic and foreign customs and tariffs;

  political risks and nationalization of foreign assets;

  increases in duties, taxes and government royalties;

  protectionist measures enacted by the United States and/or other markets where our products are sold; and

  potentially negative consequences from changes in tax or other laws.

If we fail to obtain trademark protection for our brand names, we may not be able to protect our brand recognition.

Currently, we are in the process of applying for trademark protection for our own branded stevia products and have filed nine trademark applications in the North American market; five for use in Canada and four for use in the United States. In addition, we have filed for the protection of our logo mark and our corporate name “GLG Life Tech” in both the United States and Canada. All applications are in various stages of the approval process and there can be no guarantee that approval will be received. Failure to obtain such approvals may prevent us from protecting our brand recognition. See “Corporate Structure and Development of the Business – Intellectual Property”.

We may not be able to increase brand recognition necessary to materially increase revenues and may not be able to create an infrastructure necessary to support the increase in demand.

We have established limited brand recognition in Canada, the United States and other international jurisdictions. We cannot be sure that we will successfully complete the development and introduction of current products, new products or product enhancements or that any products developed will achieve acceptance in the marketplace necessary to materially increase revenues and achieve consistent profitability. We may also fail to develop and deploy new products and product enhancements on a timely basis. There can be no assurance that we will be able to expand our production and distribution capabilities in the future to meet further market acceptance or that any such expansion will be successful. Furthermore, there can be no assurance that any expansion will not have a material adverse effect on our operating results, particularly while we are implementing such expansion and the costs associated with any expansion.

In addition, consumer preferences evolve over time and the success of our products depends on our ability to identify the tastes and nutritional needs of our customers and to offer products that appeal to their preferences. We introduce new products and improved products from time to time and we may incur significant development and marketing costs which may not lead to a product that is accepted by consumers. If our products fail to meet consumer preferences, then our sales and profits from new products will suffer.

We could become subject to product liability claims.

As a manufacturer and distributor of products designed for human consumption, we may be subject to product liability claims if the use of our products is alleged to have resulted in injury. For example, we may be subject to allegations that our products include inadequate instructions for use or inadequate warnings concerning possible side effects and interactions with other substances. In addition, although we and our manufacturers maintain quality controls and procedures with respect to products that we sell, the substances that make up these products could become contaminated. We currently have not obtained indemnities from our raw material and product suppliers. We carry liability insurance to cover product recalls and worldwide product liabilities and also hold liability insurance in respect of Sweet Naturals. Such insurance, however, may not be available in the future at a reasonable cost, on favorable terms, or at all, and may not be adequate to cover liabilities.

Litigation may adversely effect our business.

All industries, including the industry in which we operate, are subject to legal claims with and without merit. We may be or become involved in disputes with other parties which may result in litigation. The results of litigation cannot be predicted with certainty. If we are unable to resolve any material disputes favourably, it may have a material adverse impact on our business and results of operations.

We could become subject to environmental claims.

We are subject to environmental regulations which require us to minimize impacts upon air, water, soil and vegetation. If our operations violate these regulations, government agencies will usually require us to conduct remedial actions to correct such negative effects. Such actions could substantially increase our costs and potentially prevent us from producing our products.

Recent global economic and financial market crisis could have a negative effect on our results of operations.

Current global economic conditions could have a negative effect on our business and results of operations. Economic activity in China, Canada, the United States and throughout much of the world has undergone a sudden, sharp economic downturn following the recent housing downturn and subprime lending collapse in both the United States and Europe. Market disruptions have included extreme volatility in securities prices, as well as severely diminished liquidity and credit availability. The economic crisis may adversely affect us in a variety of ways. Access to lines of credit or the capital markets may be severely restricted, which may preclude us from raising funds required for operations and to fund continued expansion. It may be more difficult for us to complete strategic transactions with third parties. The financial and credit market turmoil could also negatively impact suppliers, customers and banks with whom we do business. Such developments could decrease our ability to source, produce and distribute our products or obtain financing and could expose us to risk that one of our suppliers, customers or banks will be unable to meet their obligations under our agreements with them.

While it is not possible to predict with certainty the duration or severity of the current disruption in financial and credit markets, if economic conditions continue to worsen, it is possible these factors could significantly impact our financial condition.

Industry Related Risks

If demand for stevia does not increase, there will be excess capacity which will decrease the market price of stevia and reduce our revenues.

We and other stevia producers have developed a large manufacturing capacity in expectation of a large demand for stevia products and we expect that demand for stevia will increase significantly in the future, particularly in light of the fact that certain stevia products have received GRAS status in the United States. However, there can be no assurance that this will be the case and if demand for stevia does not increase, the stevia market may be subject to significant excess capacity, which would put downward pressure on the market price of stevia and reduce our revenues.

Stevia competes with sugar and other high intensity sweeteners in the global sweetener market and the success of stevia will largely depend on consumer perception of the positive health implications of stevia relative to other sweeteners.

The continued growth of stevia’s share of the global sweetener market depends upon consumer acceptance of stevia and stevia related products and the health implications of consuming stevia relative to other sweetener products. The publication of any studies or revelation of other information that has negative implications regarding the health impacts of consuming stevia may slow or reverse the growth in consumer acceptance of stevia, which may have a material adverse effect on our business operations and financial condition.

Government regulation of our products could increase our costs, prevent us from offering certain products or cause us to recall products.

While stevia and/or stevia products have been approved for use in food and beverages in certain countries, including the United States, there are a number of major regions, where stevia has not been approved for use. While France has taken advantage of a provision that allows individual member states of the European Union to approve ingredients for a limited two year period, full European Union approval for stevia sweeteners will be dependent on a scientific opinion from the European Food Safety Authority. Global demand for stevia and stevia products may be limited if stevia is not approved for use in these and other regions.

The processing, formulation, manufacturing, packaging, labeling, advertising and distribution of our products is subject to regulation by one or more federal agencies, and various agencies of the states and localities in which our products are sold. These government regulatory agencies may attempt to regulate any of our products that fall within their jurisdiction. Such regulatory agencies may not accept the evidence of safety for any new ingredients that we may want to market, may determine that a particular product or product ingredient presents an unacceptable health risk, may determine that a particular statement of nutritional support that we want to use is an unacceptable drug claim or an unauthorized version of a food “health claim,” may determine that a particular product is an unapproved new drug, or may determine that particular claims are not adequately supported by available scientific evidence. Such a determination would prevent us from marketing particular products or using certain statements of nutritional support on our products. We also may be unable to disseminate third-party literature that supports our products if the third-party literature fails to satisfy certain requirements.

In addition, a government regulatory agency could require us to remove a particular product from the market. Any future recall or removal would result in additional costs to us, including lost revenues from any products that we are required to remove from the market, any of which could be material. Any such product recalls or removals could lead to liability, substantial costs and reduced growth prospects.

If any of our products contain plants, herbs or other substances not recognized as safe by a government regulatory agency, we may not be able to market or sell such products in that jurisdiction. Any such prohibition could materially adversely affect our results of operations and financial condition. Further, if more stringent statutes are enacted for dietary supplements, or if more stringent regulations are promulgated, we may not be able to comply with such statutes or regulations without incurring substantial expense, or at all.

Government regulatory agencies may also adopt more stringent rules regarding the manufacturing of dietary supplements, which may apply to the products that we or our subsidiaries manufacture. In the future, such regulations may require dietary supplements to be prepared, packaged and held in compliance with strict rules, and may require quality control provisions similar to those in the Good Manufacturing Practice regulations for drugs.

We may not be able to comply with such new rules without incurring additional expenses, which may be significant.

We are not able to predict the nature of future laws, regulations, repeals or interpretations or to predict the effect additional governmental regulation, if and when it occurs, would have on our business in the future. Such developments could, however, require reformulation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, or other new requirements. Any such developments could have a material adverse effect on our business operations and financial condition.

Risks Relating to Our Operations in China

Our agricultural and processing assets are located in PRC and the Chinese government’s involvement in the economic system could have a materially adverse effect on our operations and financial condition.

The economy of the People’s Republic of China differs from the economies of most developed countries in many respects, including the extent of government involvement. Over the past three decades, China’s economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Economic control measures may be adjusted or modified without warning and may be applied differently from industry to industry. Economic controls and reforms are often adopted on an experimental basis and are subject to reversal or revocation with little or no warning. Because these economic reform measures may be inconsistent or ineffectual, there are no assurances that:

  we will be able to capitalize on economic reforms;

  stevia production will remain a priority for Chinese governments;

  the Chinese government will continue its pursuit of economic reform policies;

  the economic policies, even if pursued, will be successful;

  economic policies will not be significantly altered from time to time; and

  business operations in China will not become subject to the risk of nationalization.

Any negative impact from economic reform policies or nationalization could result in a total investment loss in the Common Shares.

To date, reforms to China’s economic system have not adversely impacted our operations. There can be no assurance, however, that China’s economic reforms will continue or that we will not be adversely affected by changes in China’s political, economic, and social conditions and by changes in policies of the Chinese government, such as changes in laws and regulations, measures which may be introduced to control inflation, changes in the rate or method of taxation, changes in employment restrictions, imposition of additional restrictions on currency conversion and remittance abroad, and reduction in tariff protection and other import restrictions.

Changes in the laws and regulations in the People’s Republic of China may significantly impact our methods and costs of doing business.

The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited precedential value. Since 1979, China’s legislative bodies have promulgated laws and regulations dealing with such economic matters as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Additionally, Chinese laws are generally drafted in such a way as to allow interpretation to accord with changing policy demands and are implemented differently from region to region. The Chinese legal system has inherent uncertainties that can seriously limit legal protections to shareholders in companies with Chinese operations.

Our subsidiaries are subject to corporate laws in the People’s Republic of China. Additionally, as a food manufacturing corporation, we and our subsidiaries are subject to the laws and regulations governing food and health products in the People’s Republic of China. Our processing facilities and products are subject to periodic inspection by national, provincial and local authorities in China. We believe that we are currently in substantial compliance with all material governmental laws and regulations and maintain all material permits and licenses relating to our operations. Nevertheless, we may fall out of substantial compliance with current laws and regulations or may be unable to comply with any future laws and regulations. To the extent that new regulations are adopted, we will be required, possibly at considerable expense, to adjust our activities in order to comply with such regulations. Our failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, operations and finances.

The Chinese legal and accounting system may force us to incur additional costs and may not provide us with the same level of protection as United States and Canadian laws.

The legal system in the People’s Republic of China differs from those of the United States and Canada. Our subsidiaries in China are considered “Foreign Invested Enterprises” or “FIEs”, and are subject to certain laws and regulations designed to regulate foreign investment in China. The Foreign Invested Enterprise laws provide certain protections from government interference. In addition, these laws guarantee the full enjoyment of the benefits of corporate articles and contracts to Foreign Invested Enterprise participants. These laws, however, do impose standards concerning corporate formation and governance. Similarly, our Chinese subsidiaries account for transactions in accordance with Chinese GAAP and the accounting laws of the People’s Republic of China mandate accounting practices that are not entirely consistent with Canadian and US GAAP. Converting Chinese GAAP financial statements into Canadian GAAP can be complex, and there is a risk that material differences between the standards will not be identified. Chinese accounting laws require that an annual “statutory audit” be performed in accordance with the People’s Republic of China accounting standards and that the books of account of Foreign Invested Enterprises be maintained in accordance with Chinese accounting laws. Article 14 of the PRC Wholly Foreign-Owned Enterprise Law requires Wholly Foreign-Owned Enterprises (such as our subsidiaries in China) to submit certain periodic fiscal reports and statements to designated financial and tax authorities, at the risk of business license revocation. There is no guarantee that we and our subsidiaries will be able to continue to comply with the legal and accounting systems in China without incurring additional expense, or at all, which would restrict our ability to do business and would have a material adverse affect on our business operations and financial condition.

The enforcement of substantive rights in China differs from Canadian and United States procedures. Foreign Invested Enterprises and Wholly Foreign-Owned Enterprises are Chinese registered companies and enjoy the same status as other Chinese registered companies in business-to-business dispute resolution. Although, as a practical matter, the Chinese legal infrastructure should not present any significant impediment to the operation of Foreign Invested Enterprises, there is no guarantee that we or our subsidiaries will be able to enforce our rights in the same manner and to the same extent as in Canada or the United States.

In addition, the understanding of and respect for intellectual property rights in China is still developing, and there are uncertainties involved in their protection and the enforcement of such protection. Our failure to adequately protect our intellectual property could lead to the loss of a competitive advantage that could not likely be compensated by a damages award.

New Chinese tax laws may subject us to significant additional taxes in China.

Under China’s Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, which became effective in 2008, an enterprise established outside of China may be considered a “resident enterprise” if its “place of actual management” is situated in China. If so, the enterprise would be treated in a manner similar to a local Chinese enterprise for enterprise income tax purposes. Under the implementing rules of the New EIT Law, “place of actual management” means the place where substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise are located. Because the New EIT Law and its implementing rules are new, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the Chinese tax authorities determine that we are a “resident enterprise” for Chinese enterprise income tax purposes, unfavorable Chinese tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as Chinese enterprise income tax reporting obligations. Second, although under the New EIT Law and its implementing rules dividends paid to us from our Chinese subsidiaries would qualify as “tax-exempt income,” such dividends may be subject to a 10% withholding tax, as the Chinese foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for Chinese enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-Chinese shareholders and with respect to gains derived by our non-Chinese shareholders from transferring our Common Shares. We are monitoring the possibility of “resident enterprise” treatment and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

If we were treated as a “resident enterprise” by Chinese tax authorities, we would be subject to tax in both Canada and China, and our Chinese tax may not be creditable against our Canadian tax. In addition, we have not accrued any tax liability associated with the possible payment of dividends from our Chinese subsidiaries. Such a tax would be an added expense appearing on our income statement, which would reduce our net income.

We may become subject to additional compliance costs in the People’s Republic of China.

Our operations in China are subject to laws and regulations in the People’s Republic of China relating to the processing, packaging, storage, distribution, advertising, labeling, quality, and safety of food products. The failure by us and our subsidiaries to comply with applicable laws and regulations could subject us to administrative penalties, injunctive relief, civil remedies and even criminal responsibilities, including but not limited to fines, injunctions, recalls of our products suspension of operating activities and cancellation of our business license. It is possible that changes to such laws, more rigorous enforcement of such laws or our current or past practices could have a material adverse effect on our business, operating results and financial condition. Further, additional environmental, health or safety issues relating to matters that are not currently known to management may result in unanticipated liabilities and expenditures.

We may have difficulty establishing adequate management, legal and financial controls in the People’s Republic of China.

The People’s Republic of China has historically not had the same standard as Canada and the United States in terms of management and financial reporting concepts and practices, as well as modern banking, computer and other control systems. Our subsidiaries may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the People’s Republic of China. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data, preparing financial statements, books of account and corporate records and instituting business practices that meet Canadian and United States standards which would adversely impact our ability to effectively manage our future growth.

We may be subject to regulations relating to acquisitions of Chinese companies by foreign entities and if we are unable to comply with such regulations we may be subject to fines or sanctions imposed by the Chinese government.

On October 21, 2005, the China State Administration of Foreign Exchange, or SAFE, issued a notice, known as “Circular 75,” which sets forth a regulatory framework for acquisitions of Chinese businesses involving offshore companies owned by Chinese residents or passport holders, known as “round-trip” investments or acquisitions. Among other things, Circular 75 provides that if a round-trip investment in a Chinese corporation by an offshore corporation controlled by Chinese residents occurred prior to the issuance of Circular 75, certain Chinese residents were required to submit a registration form to the local SAFE branch to register their ownership interests in the offshore corporation prior to March 31, 2006. Circular 75 also provides that, prior to establishing or assuming control of an offshore corporation for the purpose of obtaining financing for that offshore corporation using the assets or equity interests in an onshore enterprise in China, each Chinese resident or passport holder who is an ultimate controller of such offshore corporation, whether an individual or a legal entity, must complete certain registration procedures with the relevant local SAFE branch. Such Chinese residents must also amend the registration if there is a material event affecting the offshore corporation, such as, among other things, a change in share capital, a transfer of shares, or if such corporation is involved in a merger, acquisition or a spin-off transaction or uses its assets in China to guarantee offshore obligations.

At present, it is unclear whether Circular 75 requires Chinese shareholders of our corporation to register. We will attempt to comply, and attempt to ensure that all of our shareholders subject to these rules comply, with the relevant requirements. We cannot, however, assure the compliance of all of our China-resident shareholders. Any failure to comply with the relevant requirements could subject us to fines or sanctions imposed by the Chinese government, including restrictions on certain of our subsidiaries’ ability to pay dividends to us and our ability to increase our investment in those subsidiaries.

In 2006, six Chinese regulatory authorities, including the Chinese Ministry of Commerce and the Chinese Securities Regulatory Commission, jointly promulgated regulations entitled Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”). The M&A Rules established additional procedures and requirements that make merger and acquisition activities by foreign investors more time-consuming and complex, including, in some circumstances, advance notice to the Ministry of Commerce of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. Compliance with the M&A Rules, and any related approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete acquisitions of domestic Chinese companies, which could affect our ability to expand our business or maintain our market share.

We may be subject to Chinese regulations relating to employee stock options granted to Chinese citizens and if we are unable to comply with such regulations, we may be subject to fines and legal sanctions in China.

On March 28, 2007, SAFE issued the Application Procedure for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas Listed Companies, also known as “Circular 78”. Under Circular 78, Chinese individuals who participate in an employee stock option holding plan or a stock option plan of an overseas listed corporation are required, through a Chinese domestic agent or Chinese subsidiary of the overseas listed corporation, to register with SAFE and complete certain other procedures. We and our Chinese employees who have been granted restricted stock or stock options are subject to Circular 78 because we are an overseas listed corporation. However, in practice, significant uncertainties exist with respect to the interpretation and implementation of Circular 78. We cannot provide any assurance that we or our Chinese employees will be able to comply with, qualify under, or obtain any registration required by Circular 78. In particular, if we or our Chinese employees fail to comply with the provisions of Circular 78, we or such Chinese employees may be subject to fines and legal sanctions imposed by SAFE or other Chinese governmental authorities, which could result in a material adverse effect to our business operations.

Our ability to provide loans or capital contributions to our Chinese subsidiaries may be limited by Chinese law.

Chinese regulation of direct investment and loans by offshore holding companies to Chinese entities may delay or limit us from making capital contributions or loans to our Chinese subsidiaries. Any capital contributions or loans that we, as an offshore entity, make to our Chinese subsidiaries are subject to Chinese regulations. For example, any loans we make to our Chinese subsidiaries cannot exceed the difference between the total amount of investment our Chinese subsidiaries are approved to make under relevant Chinese laws and the respective registered capital of our Chinese subsidiaries, and must be registered with the local branch of the SAFE as a procedural matter. In addition, capital contributions from us to our Chinese subsidiaries must be approved by the PRC Ministry of Commerce or its local counterpart. There is no assurance that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to our Chinese subsidiaries or to fund our operations may be negatively affected, which could adversely affect their liquidity and our ability to fund our working capital and expansion projects and meet our obligations and commitments to local Chinese governments related to establishing our stevia operations.

Pursuing or enforcing shareholder actions against our Chinese subsidiaries may be limited.

Because many of the directors and executive officers of our subsidiaries are Chinese citizens and reside in China, it may be difficult, if not impossible, to acquire jurisdiction over these persons in the event a lawsuit is initiated against our subsidiaries, or their directors and officers by a shareholder or group of shareholders. Furthermore, because the majority of our subsidiaries’ assets are located in the People’s Republic of China it would also be very difficult to access those assets to satisfy an award entered against us or our subsidiaries in a Canadian court.

Businesses operating in China may be subject to greater risk of violating US or other anti-corruption legislation.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits US public companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Non-US companies, including some that may compete with our company, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur in China. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences, including adverse publicity and damage to our reputation that may have a material adverse effect on our business, financial condition and results of operations.

The Chinese government has been adopting increasingly stringent environmental protection and safety in production requirements which could hurt our business.

The continuance of our operations depends upon compliance with the applicable environmental, safety in production and other regulations. Any change in the scope or application of these laws and regulations may limit our production capacity or increase our cost of operations and could therefore have an adverse effect on our business operations, financial condition and operating results. Our failure to comply with these laws and regulations could result in fines, penalties or legal proceedings being commenced against us. There can be no assurance that the Chinese government will not impose additional or stricter laws or regulations, compliance with which may cause us to incur significant capital expenditures which we may not be able to pass on to our customers.

Risks related to the Common Shares

Our Common Shares may experience price and volume fluctuations.

In recent years, the global securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

Our Common Share trading price could be subject to significant fluctuations in response to numerous factors, including: reports of new information; changes in our financial situation; the sale of our Common Shares in the market; the addition or loss of customers; our failure to achieve financial results in line with the expectations of analysts or our published financial guidance; conditions or trends in our industry; additions or departures of key personnel and other events or factors, many of which may be beyond our control. As of December 31, 2010, the 52-week trading price of our Common Shares ranged from a low of $3.64 to a high of $13.92, after giving effect to the four-to-one (4:1) consolidation of our Common Shares on November 5, 2009. See “Market for Securities”. There is no guarantee that the market price of the Common Shares will not be subject to any such fluctuations in the future.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted against us, could result in substantial costs and diversion of our management’s attention and resources, which could significantly harm our profitability and reputation.

Our actual financial results may vary from our publicly disclosed forecasts.

Our actual financial results may vary from our publicly disclosed forecasts and these variations could be material and adverse. We periodically provide guidance on future financial results. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors, which are beyond our control and which may not turn out to be correct. Although we believe that the assumptions underlying our guidance and other forward-looking statements were and are reasonable when we make such statements, actual results could be materially different. Our financial results are subject to numerous risks and uncertainties, including those identified throughout these risk factors. If our actual results vary from our announced guidance, the price of our Common Shares may decline, and such a decline could be substantial. We do not undertake to update any guidance or other forward-looking information we may provide.

We do not expect to pay dividends on the Common Shares in the foreseeable future.

We have never paid cash dividends on our Common Shares. We currently intend to retain our future earnings, if any, to fund the development and growth of our business, and do not anticipate paying any cash dividends on the Common Shares for the foreseeable future. If we were to decide to pay dividends, foreign exchange and other regulations in China may restrict our ability to distribute retained earnings from China or convert those payments from RMB into foreign currencies. Furthermore, an agreement we have with a customer relating to their prepayment for stevia extract contains a provision preventing us from paying dividends during the term of the agreement. See “Dividend Policy”. As a result, the return on investment in the Common Shares will likely depend upon any future appreciation in their value. There is no guarantee that the Common Shares will appreciate in value or even maintain the price at which shareholders have purchased their shares.

The availability of new Common Shares for sale, or future sales of a substantial number of our Common Shares, could materially adversely affect the market price of our Common Shares.

Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

If we are characterized as a passive foreign investment corporation (“PFIC”), US Holders may be subject to adverse United States federal income tax consequences.

We must make an annual determination as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. Based in part on current operations and financial projections, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year or in the foreseeable future. However, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year. A non-United States corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate. If we were to be treated as a PFIC for any taxable year during which you hold Common Shares, certain adverse United States federal income tax consequences could apply to US Holders.

As a foreign private issuer, we are subject to different United States securities laws and rules than a domestic United States issuer, which may limit the information publicly available to our shareholders.

We are a foreign private issuer under applicable United States federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act. As a result, we do not file the same reports that a United States domestic issuer would file with the SEC, although we will be required to file or furnish the SEC with the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer we are exempt from the proxy solicitation rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States, unless we satisfy all of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of our Common Shares is held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under United States federal securities laws as a United States domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers. Further, if we engage in capital raising activities after losing our foreign private issuer status, there is a higher likelihood that investors may require us to file resale registration statements with the SEC as a condition to any such financing.

Certain Canadian laws could delay or deter a change of control.

The Investment Canada Act (Canada) subjects an acquisition of control of GLG by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be a net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their Common Shares.

DIVIDEND POLICY

We have not declared or paid any dividends on the Common Shares since incorporation, and it is not anticipated that any dividends will be declared or paid in the immediate or foreseeable future. Any decision to pay dividends will be made by our board of directors on the basis of earnings, financial requirements and other conditions existing at such future time. An agreement we have with a customer relating to their prepayment for stevia extract contains a provision preventing us from paying dividends during the term of the agreement.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Common Shares, of which 32,661,246 Common Shares were issued and outstanding as at the date of this Annual Information Form.

All of the Common Shares rank equally as to voting rights, participation in a distribution of our assets on liquidation, dissolution or winding-up and the entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each of the Common Shares carries with it the right to one vote. We have authorized no other class or series of our share capital.

In the event of the liquidation, dissolution or winding-up of us or other distribution of our assets, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after we have paid out our liabilities. Distributions in the form of dividends, if any, will be set by our board of directors.

Provisions as to the modification, amendment or variation of the rights attached to the Common Shares are contained in our articles and the Business Corporations Act (British Columbia). Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 2/3 of the votes cast).

MARKET FOR SECURITIES

As of the date hereof, GLG Life Tech’s Common Shares are listed and posted for trading on the TSX under the symbol “GLG” and on the NASDAQ under the symbol “GLGL”. The following sets out the price range and volumes traded or quoted on the TSX on a monthly basis for each month of 2010.

Month	High	Low	Close	Volume
December 2010	11.28	7.55	10.69	542,907
November 2010	8.70	7.50	7.60	208,281
October 2010	8.95	8.30	8.85	338,552
September 2010	8.74	6.85	8.55	265,259
August 2010	7.82	7.04	7.35	151,204
July 2010	8.88	7.81	7.85	233,777
June 2010	8.10	7.50	8.10	202,803
May 2010	7.75	7.12	7.62	292,547
April 2010	8.00	6.88	7.19	970,523
March 2010	8.56	6.70	8.00	1,476,013
February 2010	8.65	8.03	8.45	404,587
January 2010	8.79	7.20	8.20	529,913

The following sets out the price range and volumes traded or quoted on the NASDAQ on a monthly basis for each month of 2010.

Month	High	Low	Close	Volume
December 2010	12.00	7.51	10.86	436,937
November 2010	8.72	7.28	7.50	207,273
October 2010	8.95	8.17	8.66	118,617
September 2010	8.65	6.63	8.32	153,911
August 2010	7.81	6.75	6.81	243,972
July 2010	8.50	7.53	7.65	167,502
June 2010	7.95	7.14	7.68	113,288
May 2010	7.11	6.78	7.26	326,976
April 2010	8.13	6.90	7.09	554,456
March 2010	8.34	6.65	7.90	371,998
February 2010	8.25	7.51	7.96	137,125
January 2010	8.50	6.96	7.79	216,714

PRIOR SALES

The following table summarizes the issuance by us of Common Shares within the 12-month period before the date of this Annual Information Form.

	Number of Common Shares	Issue Price
Date of Issue	Issued	($)
May 10, 2010	1,090,834	$1.20(1)
May 19, 2010	8,333	$1.20(1)
June 7, 2010	590,502	$7.79(2)
June 29, 2010	250,000	$7.91(2)

	Number of Common Shares	Issue Price
Date of Issue	Issued	($)
November 12, 2010	13,854	$8.11(2)
February 23, 2011	5,290,000	$11.00(3)
Total	7,243,523

Notes:
(1)	Issued on the exercise of options pursuant to our stock option and restricted share plan.
(2)	Issuance of restricted shares under our stock option and restricted share plan.
(3)	Issuance of common shares through public offering

The following table summarizes the issuances by us of stock options within the 12-month period before the date of this Annual Information Form.

		Option Exercise
	Number of Options	Price
Date of Issue	Issued	($)
June 7, 2010	113,424	$7.79
November 12, 2010	6,000	$8.11
Total	119,424

ESCROWED SECURITIES AND SECURITIES SUBJECT TO
CONTRACTUAL RESTRICTIONS ON TRANSFER

To the knowledge of the Company, the securities in the table below are the only securities of the Company that are in escrow or subject to contractual restriction:

Designation of Class	Number of securities held in escrow or that	Percentage of Class
	are subject to a contractual restriction on
	transfer
Common Shares	8,692,293(1)	26.6%

Note:

(1)

In connection with the Company’s public offering of Common Shares of November 25, 2009 (the “Offering”), certain directors, officers and significant shareholders entered into lock-up agreements with the Underwriters of that Offering. As of the date of this Annual Information Form, the lock-up agreements of Dr. Luke Zhang, Mr. Brian Palmieri, Skyland International Investment Management Ltd. and HZ Health Management Company Limited (the “Extended Locked -up Shareholders”) are still in effect. The Extended Locked-Up Shareholders have agreed, subject to specified exceptions, not to directly or indirectly:

  offer, sell, contract to sell, secure, pledge, grant or sell any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act, or announce any intention to do so, any of our securities that they hold, or make any short sale, engage in any hedging transaction, or enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of Common Shares,

without the prior written consent of the lead underwriters, for the period commencing on the date of the lock-up agreement to the 12 month anniversary of the closing of the Offering 100% of the Common Shares held by the Extended Locked-Up Shareholders, with 1/3 of such Common Shares released from the above obligations on the 12 month anniversary of the closing of the Offering, an additional 1/3 of such Common Shares released from the above obligations on the 24 month anniversary of the closing of the Offering and the remaining 1/3 of such Common Shares released from the above obligations on the 36 month anniversary of the closing of the Offering.

DIRECTORS AND OFFICERS

The directors are elected by the shareholders at each annual general meeting and typically hold office until the next annual general meeting at which time they may be re-elected or replaced. Casual vacancies on the Board are filled by the remaining directors and the persons filling those vacancies hold office until the next annual general meeting at which time they may be re-elected or replaced. The officers are appointed by the Board and hold office at the pleasure of the Board.

Collectively, as at the date of this Annual Information Form, the directors and executive officers of GLG Life Tech, as a group, own 4,787,279 Common Shares, representing approximately 17.5% (17.3 % on a fully diluted basis) of the issued and outstanding Common Shares.

The following table sets forth the names and municipalities of residence of all the directors and executive officers of the Company, as well as the positions and offices held by such persons and their principal occupations.

Name and Municipality of		Principal Occupations for
Residence	Position with GLG Life Tech	the past 5 years	Director Since
David Beasley(1)(2)(3)(4) Society Hill, South Carolina United States	Director	Consultant for Public Square Strategies Inc.	June 21, 2005

David Hall(1)(2) Vancouver, British Columbia Canada	Director	Consultant to the life sciences industry	August 5, 2010

He Fangzhen (1)(3)(4) Jinan, Shangdong Province, China	Director	Retired Chief Engineer	May 7, 2008

Dr. Hong Zhao Guang Beijing, China	Director	Director & Commissioner with the Aged Chinese Healthcare Association	August 5, 2010

Sophia Leung(1)(2)(3)(4) Vancouver, British Columbia Canada	Director	Consultant for Canada Vision Enterprise Group Inc.	February 2, 2007

Brian Meadows Tsawwassen, British Columbia, Canada	Chief Financial Officer and Corporate Secretary	Chief Financial Officer of GLG Life Tech Corporation	N/A

Brian Palmieri Cody, Wyoming United States	President(5) , Vice Chairman and Director	President, Vice Chairman and Director of GLG Life Tech Corporation	June 21, 2005

Liu Yingchun(1)(2)(3)(4) Heze, Shangdong Province China	Director	Credit Director, Heze Industrial and Commercial Bank (1997 – 2000)	June 17, 2008

Jinduo Zhang Burnaby, British Columbia Canada	Director	Retired Professor	June 21, 2005

Dr. Luke Zhang Heze, Shangdong Province China	Chief Executive Officer, Chairman and Director	Chief Executive Officer, Chairman and Director of GLG Life Tech Corporation	June 21, 2005

Notes:

(1)	Independent Director
(2)	Member of the Audit Committee
(3)	Member of Compensation Committee
(4)	Member of Corporate Governance and Nominating Committee
(5)	President until September 30, 2010

The following is a brief description of the background of the directors and executive officers of GLG Life Tech Corporation.

Directors and Executive Officers

David Beasley (Director)

Mr. Beasley resides in Society Hill, South Carolina and was appointed as one of our directors on June 21, 2005. From 1999 to 2000, he worked as a consultant for Bingham Consulting Group, LLC, of Boston, Massachusetts, a consulting business that advises large national and international companies on public issues. For the past four years, Mr. Beasley, through his company Public Square Strategies, Inc., has continued to provide consulting services to various companies on public issues, his main client being Merrill Lynch & Co., Inc. Mr. Beasley was Governor of South Carolina from 1995 to 1999 and sat in the South Carolina House of Representatives from 1979 to 1992. Mr. Beasley is an independent director.

David Hall (Director)

Mr. Hall is currently a consultant to the life sciences industry. He is a past business founder, Chief Financial Officer and Chief Compliance Officer of Angiotech Pharmaceuticals, and an active advocate for the British Columbia life sciences industry. During Mr. Hall’s tenure with Angiotech, he was involved in $1.2 billion in financing, 11 acquisitions and established one of Canada’s first dedicated Sarbanes Oxley compliance programs. Mr. Hall is the Past Chair and a current board member of Life Sciences BC and leads the organization’s public policy initiatives. He is the author of Life Sciences BC’s position papers for the Premier’s Competition Council Report and Conversation on Health. Mr. Hall was also a member of the BC Task Force on PharmaCare and serves on the board of directors of the International Finance Centre for British Columbia. Mr. Hall holds an Honours degree in Economics and an Honours degree in Finance from the University of Manitoba. Mr. Hall is an independent director.

He Fangzhen (Director)

Mr. Fangzhen was appointed as one of our directors on May 7, 2008. Mr. Fangzhen is a specialist in manufacturing and production. With over 40 years of experience, his expertise as a chief engineer lies in optimizing manufacturing plant and personnel, particularly in China. His specialties include planning, operational structure, maintenance, safety, quality control and risk management as well as the assignment, training and supervision of production and technology personnel. Mr. Fangzhen graduated from Taiyuan Polytech University in China. Mr. He is an independent director.

Dr. Hong Zhao Guang (Director)

Dr. Hong Zhao Guang is an active leader in both the academic and business communities in China. Receiving his degree from Shanghai First Medical College, he has been the vice president of Beijing Anzhen Hospital and the vice director of the Cardiovascular Disease Expert Consulting Committee for the Ministry of Public Health in China. Currently Dr. Hong is directing commissioner with the Aged Chinese Healthcare Association and the vice group leader for physicians at Capital Medical Science University, one of the top ranking academic medical institution in China. Dr. Hong has written and edited more than ten books and published more than one hundred academic theses and five hundred articles for the scientific community. During the last 15 years, Dr. Hong has devoted his time to the education of citizens throughout China on the importance of wellness, health and an active lifestyle, including the prevention of diabetes and cardiovascular diseases. His books have been read by more than 70 million people and his lectures heard by over 200 million people in China. Dr. Hong is an independent director.

Sophia Leung (Director)

Madame Leung resides in Vancouver, British Columbia and was appointed as one of our directors on February 2, 2007. Madame Leung has served in political positions on a national level, including as special advisor in international trade to Canada’s prime minister from 2004-2006, parliamentary secretary for National Revenue of Canada from 2000-2004 and Member of Parliament of Canada 1997–2004. Madame Leung is currently a consultant for Canada Vision Enterprise Group Inc. Madame Leung is an independent director.

Brian Meadows (Chief Financial Officer and Corporate Secretary)

Mr. Meadows resides in Tsawwassen, British Columbia and was appointed as our Chief Financial Officer on October 9, 2007. Mr. Meadows has 20 years’ experience in the telecommunications industry in both North America and Europe and prior to his engagement as our Chief Financial Officer Mr. Meadows worked for Telus Corporation. He has held senior financial and business development roles in several start-up companies in Europe earlier in his career (1996-2001) as well as having worked with large public companies in Canada in both financial and operational roles. Mr. Meadows holds both the Certified Financial Analyst (CFA) designation as well as the Certified Management Accountant (CMA) designation. He obtained his international MBA from the University of Glasgow in 1995 and a Bachelor of Business Administration from Wilfrid Laurier University in 1987. Mr. Meadows was appointed as our Corporate Secretary on May 19, 2009.

Brian Palmieri (Director and Vice-Chairman)

Mr. Palmieri resides in Cody, Wyoming and was appointed as our Chief Executive Officer and a director on June 21, 2005. On May 15, 2008, Mr. Palmieri relinquished his role as our Chief Executive Officer and was named our President and Vice-Chairman. On October 1st, 2010, Mr. Palmieri relinquished his role as our President. Mr. Palmieri is a non-independent director.

Prior to his involvement with us, Mr. Palmieri’s time has been divided between the following businesses in which he is a principal:

American Tool and Die Inc., the principal business of which is metals manufacturing and of which he is president;

Lee Livingston Outfitters, the principal business of which is outfitting; and

Palco International Inc. and AAFAB International Inc., the principal business of both being international trading and consulting and of which he serves as president.

Liu Yingchun (Director)

Madame Yingchun was elected as one of our directors on June 17, 2008. Madame Yingchun graduated from Shandong Economical College and has over 20 years of experience in finance and accounting. She has worked for several major banks and insurance companies in China including China Bank and the Industrial and Commercial Bank of China. She is a certified economist and financial analyst. Mrs. Liu is currently audit director and controller of HeZe Industrial and Commercial Bank. She also has experience in internal control and investment management. Madame Yingchun is an independent director.

Jinduo Zhang (Director)

Mr. Jinduo Zhang is a retired professor, resides in Burnaby, British Columbia and was appointed as one of our directors on June 21, 2005. Professor Zhang was, before his retirement, a physics professor at Shandong Heze University. He was also involved with the financial management of the university and in the family jewelry and pharmacy business. In 1986, he retired from his professorship in China and moved to the United States and then Canada. Since retirement, Professor Zhang has been active in the development and expansion of his family business functioning as an advisor and financial consultant for various projects. Professor Zhang is a non-independent director due to his familial relationship with our Chairman Dr. Luke Zhang.

Dr. Luke Zhang (Director, Chief Executive Officer and Chairman)

Dr. Zhang is a Canadian citizen and currently resides in China. He was appointed as our Chairman and as director on June 21, 2005 and as our President on September 6, 2007. On May 15, 2008, Dr. Zhang relinquished his role as our President and was named our Chief Executive Officer. Dr. Zhang received his PhD in Pharmacology from Vanderbilt University and has worked in international business for over 20 years. He is a non-independent director.

Cease Trade Orders

No director or executive officer of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Individual Bankruptcies

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties and Sanctions

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of GLG will be subject with respect to the operations of GLG. Certain of the directors and officers of GLG also serve as directors and officers of other companies. Situations may arise where the directors and officers will be engaged in direct competition with GLG. Any conflicts of interest will be subject to and governed by the law applicable to directors and officers conflicts of interest, including the procedures prescribed by the Business Corporations Act (British Columbia).

If a conflict of interest arises at a meeting of the Board of Directors of GLG, any director in a conflict will disclose his interest and abstain from voting on such matter.

CORPORATE GOVERNANCE

The Board of Directors of the Company is responsible for the supervision of the management of the Company’s business and affairs. The Board of Directors is currently composed of nine directors, six of whom the Company considers to be independent as set out below. The Board of Directors considers a member to be independent if he has no direct or indirect material relationship with the Company which, in the view of the Board of Directors, would reasonably be perceived to materially interfere with the exercise of the director’s independent judgment. The Board’s current composition is as follows:

David Beasley – independent David Hall – independent Dr. Hong Zhao Guang – independent Sophia Leung – independent He Fangzhen – independent Liu Yingchun - independent Brian Palmieri – non-independent Jinduo Zhang – non-independent Dr. Luke Zhang – non-independent

Dr. Luke Zhang is an executive officers and significant shareholder of the Company, hence he is not considered to be independent of management. Brian Palmieri was a former executive officer and significant shareholder of the Company, hence he is not considered to be independent of management. Jinduo Zhang is deemed to be non-independent by virtue of his family relationship with Dr. Luke Zhang.

Committees of our Board of Directors

We have three board committees, being the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.

Audit Committee

The Audit Committee assists the board of directors in fulfilling its responsibilities for oversight of financial and accounting matters. In addition to recommending the auditors to be nominated and reviewing the compensation of the auditors, the Committee is responsible for overseeing the work of the auditors and pre-approving non-audit services. The Committee also reviews our annual and interim financial statements and news releases containing information taken from our financial statements prior to their release. The Committee is responsible for reviewing the acceptability and quality of our financial reporting and accounting standards and principles and any proposed material changes to them or their application.

The members of the Audit Committee are Mr. David Hall (Chairman), Mr. David Beasley, Madame Sophia Leung and Madame Liu Yingchun. Each member of the Audit Committee is “independent” within the meaning of Rule 10A-3 under the Exchange Act, the NASDAQ Marketplace Rules and Canadian Securities laws. The Audit Committee has a published charter which is attached to our AIF and is attached as Appendix A to this Annual Information Form. The Charter is available at www.sedar.com and is also posted on our website, www.glglifetech.com.

The Audit Committee is currently composed of the following directors: David Hall (Chairman), David Beasley, Madame Sophia Leung and Madame Liu Yingchun.

Education and Experience of Members of the Audit Committee

The Audit Committee reports to the Board of Directors, and is responsible for assisting in the Board of Directors’ oversight of the reliability and integrity of the accounting principles and practices, financial statements, other financial reporting, and disclosure practices followed by management of the Company and its subsidiaries.

All members of the Audit Committee members are independent.

All of the members of the Audit Committee is financially literate based on their experience as a chief executive, financial officer or officers and directors of public and/or private organizations.

Pre-Approval Policies and Procedures of Non-Audit Services

The Audit Committee’s Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. As a matter of practice the Audit Committee, and or the audit committee chairman acting on behalf of the Audit Committee, will generally pre-approve all audit and permitted non-audit services to be performed by the external auditors and identifies and reviews the types of non-audit services or mandates that it considers to be incompatible with the principles underlying the independence of the external auditors.

Change of External Auditor

The Company changed its auditor in the fourth quarter of 2008. PricewaterhouseCoopers LLP was engaged as the Company’s new auditor, replacing Lo Porter Hetu Certified General Accountants. The termination of Lo Porter Hetu Certified General Accountants and the appointment of PricewaterhouseCoopers LLP were approved by the Audit Committee and there were no reportable events in connection with this change in auditor.

External Auditor Service Fees

The aggregate fees for professional services rendered by the Company’s auditors for the years ended December 31, 2009 and December 31, 2010 as follows:

Fiscal years ended December 31	2010	2009
Audit Fees (for audit of the Company’s annual financial statements for the respective year and assistance with the Company’s quarterly financial statements)	$781,196 (2)	$320,305 (2)
		$153,000 (2)
	$781,196 (2)
Audit-Related Fees		$14,272 (1)
Total Audit and Audit-Related Fees	$781,196	$487,577
Tax Fees (for preparation of tax returns)	$59,040 (2)	$27,676 (2)
All Other Fees		-
Total Fees	$840,236	$515,252

(1)	This represents fees paid to Lo Porter Hetu.
(2)	This represents fees paid or accrued to PricewaterhouseCoopers LLP.

Compensation Committee

The Compensation Committee was established on March 18, 2008 and assists the board of directors in fulfilling its oversight responsibilities relating to compensation. The Committee’s role includes establishing a remuneration and benefits plan for directors, executives and other key employees and reviewing the adequacy and form of compensation of directors and senior management. The Committee oversees the development and implementation of compensation programs in order to support our business objectives and attract and retain key executives. The Committee also reviews and makes recommendations to our board of directors regarding our incentive compensation equity-based plans.

The members of the Compensation Committee are Mr. David Beasley, Madame Sophia Leung, Madame Liu Yingchun, and Mr. He Fangzhen. Each member of the Compensation Committee is “independent” within the meaning of the NASDAQ Marketplace Rules and Canadian Securities laws.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee was established on March 18, 2008 and assists the board of directors in fulfilling its oversight responsibilities relating the board of director’s relationship with senior management. The Committee’s role includes developing and monitoring the effectiveness of our system of corporate governance, assessing the effectiveness of individual directors, the board of directors, and various board committees, and is responsible for appropriate corporate governance and proper delineation of the roles, duties and responsibilities of management, the board of directors and its committees. The Committee is responsible for recommending to the board of directors a set of corporate governance principles and reviewing these principles at least once a year. The Committee oversees our investor relations and public relations activities. In addition, the Committee is responsible for identifying and recommending candidates qualified to become directors and board committee members and to ensure that an effective Chief Executive Officer succession plan is in place.

The members of the Corporate Governance and Nominating Committee are Mr. David Beasley, Madame Sophia Leung, Madame Liu Yingchun and Mr. He Fangzhen. Each member of the Corporate Governance and Nominating Committee is “independent” within the meaning of the NASDAQ Marketplace Rules and Canadian Securities laws.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is currently working through a contract issue with Northern Securities Inc. (“Northern”) over $38,664 in cash and 62,500 Common Shares of GLG that Northern is claiming it is owed by the Company in connection with the parties sponsorship agreement dated January 24, 2007 (the “Sponsorship Agreement”). The issue centres on the performance of Northern under the Sponsorship Agreement and the resulting payment for services rendered. On May 27, 2008, Northern filed its statement of claim in the B.C. Supreme Court. The Company has filed its defence and has also filed a counter claim against Northern Securities. There is no certainty over the outcome of this lawsuit. The Company is confident in its position taken with respect to not paying Northern any additional fees due to failure of Northern to perform against the contract. However, should the issue be resolved in Northern's favour, the Company would be required to pay $38,664 in cash and to issue 62,500 Common Shares to Northern. Total contingent consideration would amount to $ 698,039 based on the year-end 2010 closing share price. The Company has already paid to Northern an initial sponsorship fee of $10,000 and issued to Northern 62,500 Common Shares at a price of $4.80 per Common Share for total consideration of $310,000 as is reflected in Shareholder's Equity in 2007 under share issue costs. A court date has been scheduled for June 2011.

On November 4, 2009, Weider Global Nutrition ("WGN") filed legal proceedings in the Supreme Court of British Columbia against us. WGN alleged that pursuant to the shareholder agreement between WGN and us, GLG Weider Sweet Naturals Corp. (“Sweet Naturals”) became our exclusive marketing and sales arm, other than as provided under the Strategic Alliance and Supply Agreement. WGN also alleged misrepresentation and breach of fiduciary duty by us. WGN was claiming injunctive relief, an accounting and damages for alleged breaches of the shareholder agreement.

On November 11, 2009, we filed a statement of defence and counterclaim in connection with the claim against us by WGN in the Supreme Court of British Columbia.

Our statement of defence stated, that WGN’s claim that Sweet Naturals was entitled to a larger share of our stevia business was contrary to the express provisions of the shareholder agreement. The statement of defence also stated that other claims by WGN fall outside the terms of the shareholder agreement and are inconsistent with it. We had also instituted a counterclaim for damages against WGN as a result of the commencement of the action.

On March 29, 2010, the Company and Weider Global Nutrition LLC (“Weider”) announced that the proceedings commenced by Weider against the Company in the Supreme Court of British Columbia will be dismissed by consent of the parties. The dismissal was the result of Weider’s offer to drop its claim against the Company without any payment to Weider if the Company would drop its counterclaim against Weider and agree to wind up GLG and Weider’s joint venture company, GLG Weider Sweet Naturals Corporation.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, the Company is not aware of any material interest, direct or indirect, of (i) any shareholder that is a direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the voting rights attached to the Common Shares, (ii) any of our directors or executive officers or our subsidiaries’ directors or executive officers, or (iii) any associate or affiliate of any of the foregoing, in any transaction which has been entered into within the three most recently completed financial years or during the current financial year, that has materially affected or will materially affect the Company.

AUDITORS, REGISTRAR AND TRANSFER AGENT

Auditors

The Company’s auditors are PricewaterhouseCoopers LLP at their offices at 250 Howe Street, Suite 700, Vancouver, BC V6C 3S7

Transfer Agent and Registrar

The Company’s transfer agent and registrar is Computershare Trust Company of Canada at its principal offices at 510 Burrard Street, Second Floor, Vancouver, British Columbia V6C 3B9.

INTEREST OF EXPERTS

The Corporation’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants who have prepared an independent auditors’ report dated March 31, 2011 in respect of the Corporation’s consolidated financial statements as at December 31, 2010 and 2009 and for each of the years in the two year period ended December 31, 2010. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the US Securities and Exchange Commission.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business or as otherwise disclosed herein, there are no other material contracts entered into within the most recently completed financial year or before the most recently completed financial year that are still in effect.

The material contracts disclosed herein are: the Strategic Alliance Agreement dated April 30, 2008, as amended on August 8, 2008 and May 4, 2009, between the Company and Cargill and the Joint Venture Agreement for AN0CTM.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the most recent Management Proxy Circular dated May 17, 2010 for the Company’s annual general meeting of shareholders that involves the election of directors held on June 25, 2010. Additional financial information is provided in the Company’s most recent audited financial statements. A copy of these documents may be obtained upon request from the Chief Financial Officer or may be obtained from SEDAR at www.sedar.com under the company name, GLG Life Tech Corporation.

APPENDIX A

AUDIT COMMITTEE CHARTER

GLG LIFE TECH CORPORATION
(THE “COMPANY”)

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them. The Company’s external auditor is ultimately accountable to the Board and the Committee as representatives of the Company’s shareholders.

The Company shall provide appropriate funding, as determined by the Committee, to permit the Committee to perform its duties under this Charter, to compensate its advisors and to compensate any registered public accounting firm engaged for the purpose of rendering or issuing an audit report or related work or performing other audit, review or attest services for the Company. The Committee, at its discretion, has the authority to initiate investigations, and hire legal, accounting or other outside advisors or experts to assist the Committee, as it deems necessary to fulfill its duties under this Charter.

Duties and Responsibilities of the Audit Committee

External Auditor

  To be directly and solely responsible, subject to shareholder approval, for the appointment, compensation, retention and oversight of any independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) engaged by the Company for the purpose of preparing or issuing an audit report or related work, with each such auditor reporting directly to the Committee.

  To obtain and review annually a report from the independent auditor describing (i) the independent auditor’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review or peer reviews or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, and any steps taken to deal with such issues, and (iii) all relationships between the independent auditor and the Company.

  To review with the independent auditor any accounting adjustments that were noted or proposed by the independent auditor but that were “passed” (as immaterial or otherwise), and communications between the audit team and the independent auditor’s national office respecting auditing or accounting issues presented by the engagement, and any “management” or “internal control” letter or schedule of unadjusted differences issued, or proposed to be issued, by the independent auditor to the Company, or any other material written communication provided by the independent auditor to the Company’s management.

  To oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

  To evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor.

  To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services.

  To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company. The Committee has adopted the following guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company’s financial statements:

(a)	No member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;

(b)

No former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual’s association with the external auditor;

(c)	The CFO must approve all office hires from the external auditor; and

(d)	The CFO must report annually to the Committee on any hires within these guidelines during the preceding year.

  To ensure that the head audit partner assigned by the external auditor to the Company, as well as the audit partner charged with reviewing the audit of the Company, are changed at least every five years, to consider issues related to the timing of such rotation and the transition to new lead and reviewing partners, and to consider whether, in order to assure continuing auditor independence, there should be regular rotation of the audit firm, and report any conclusions on these issues to the Board.

  To review with the independent auditor the critical accounting policies and practices used by the Company, all alternative treatments of financial information within generally accepted accounting principles that the independent auditor has discussed with management, the ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditor.

  To review, at least annually, the relationships between the Company and the external auditor in order to establish the independence of the external auditor.

Financial Information and Reporting

  To review the Company’s annual audited financial statements with the CEO and CFO and then the full Board.

  To review the interim financial statements with the CEO and CFO.

  To review and discuss with management and the external auditor, as appropriate:

(a)	The annual audited financial statements and the interim financial statements, including the accompanying management discussion and analysis; and,

(b)	Earnings guidance and other releases containing information taken from the Company’s financial statements prior to their release.

  To review the quality and not just the acceptability of the Company’s financial reporting and accounting standards and principles and any proposed material changes to them or their application.

  To review with the CFO any earnings guidance to be issued by the Company and any news release containing financial information taken from the Company’s financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

Oversight

  To review the internal audit staff functions, including:

(a)	The purpose, authority and organizational reporting lines;

(b)	The annual audit plan, budget and staffing; and

(c)	The appointment and compensation of the controller, if any.

  To review with management its assessment of the effectiveness of and adequacy of the Company’s internal control structure and procedures for financial reporting (the “Internal Controls”), review with the independent auditor the attestation to and report on the assessment made by management, and consider with management and the independent auditor whether any changes to the Internal Controls are appropriate in light of management’s assessment or the independent auditor’s attestation.

  To review and monitor the Company’s major financial risks and risk management policies and the steps taken by management to mitigate those risks.

  To meet at least annually with management (including the CFO), the internal audit staff, and the external auditor in separate executive sessions and review issues and matters of concern respecting audits and financial reporting.

  To review with the CEO and CFO of the Company any report on significant deficiencies in the design or operation of the Internal Controls that could adversely affect the Company’s ability to record, process, summarize or report financial data, any material weaknesses in Internal Controls identified to the auditors, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls.

  To review and approve any related-party transactions, after reviewing each such transaction for potential conflicts of interest and other improprieties.

  To establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. To adopt, as necessary, appropriate remedial measures or actions with respect to such complaints or concerns.

  In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications (if required by law or regulation) with respect to the financial statements and the Company’s disclosure and internal controls, including any material deficiencies or changes in those controls.

Membership

  The Committee shall consist solely of three or more members of the Board, each of whom the Board has determined has no material relationship with the Company and is otherwise “unrelated” or “independent” as required under applicable securities rules or applicable stock exchange rules.

  Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

  The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

  All members of the Committee must be “financially literate” (i.e., have the ability to read and understand a set of financial statements such as a balance sheet, an income statement and a cash flow statement). In addition, if required by applicable additional securities regulators or stock exchange rules, at least one member of the Committee shall qualify as a “financial expert” within the meaning of such rules and regulations.

Procedures

  The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

  The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

  No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum.

  The Committee will meet as many times as is necessary to carry out its responsibilities. Any member of the Committee or the external auditor may call meetings.

  The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the bylaws of the Company or otherwise determined by resolution of the Board.

  The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, advisors or other experts or consultants, as it deems appropriate.

  The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

  The Committee has the authority to communicate directly with the internal and external auditors.

Policy for Reporting Violations and Complaints

The Company’s policy for reporting violations and complaints is attached as Annex A.

Reports

  The Committee shall produce the following reports and provide them to the Board:

(d)

An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report.

(c)	A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

ANNEX A

GLG LIFE TECH CORPORATION
POLICY FOR REPORTING VIOLATIONS AND COMPLAINTS

I.	Introduction

One of our Company's most valuable assets is its integrity. Protecting this asset is the job of everyone in the Company. We have established the GLG Life Tech Corporation Code of Ethics to help our employees understand and comply with the laws and regulations applicable to our business and to maintain the highest standards of ethical conduct. This policy is meant to supplement our Code of Ethics by encouraging employees to report any suspected violations or concerns as to compliance with laws, regulations, public disclosure requirements, our Code of Ethics or other Company policies, or any complaints or concerns regarding the Company's accounting, internal accounting controls, or auditing matters.

II.	Obligation to Report Suspected or Actual Violations; Anonymous Reporting

A.	Reporting Generally

It is every employee's obligation to report suspected or actual violations of laws, government rules and regulations, the Company's Code of Ethics or other Company policies. You should also report any suspected violations of the laws and rules that govern the reporting of the Company's financial performance, and any complaint or concern regarding the Company's accounting, internal accounting controls, public disclosure requirements, or auditing matters.

You may report any such matters directly to your supervisor or manager or by the procedures set forth below. As noted below, supervisors and managers are required to report to a Compliance Officer any time they receive a report of a concern about our compliance with laws, the Code of Ethics or other Company policy, any notice of any suspected wrong-doing by any Company employee, officer or director, or any complaint or concern about the Company's accounting, internal accounting controls, public disclosure or auditing matters. The Compliance Officers who should be notified are either of the following:

Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
Suite 519 World Trade Centre
999 Canada Place
Vancouver, B.C., V6C
3E1 Canada

Georald Ingborg
Legal Counsel of the Company
Fasken Martineau DuMoulin LLP
#2900 – 550 Burrard Street
Vancouver, B.C., V6C 0A3
Canada

B.	Anonymous Reporting

Alternatively, if you wish to report any such matters anonymously, you may do so by mailing a description of the suspected violation or other complaint or concern to the Company’s Audit Committee at:

auditcom@glglifetech.com

III.	Treatment and Retention of Complaints and Reports

Each supervisor and manager shall report any suspected violation, concern or complaint reported to such person by employees or other sources to a Compliance Officer to assure proper treatment and retention of complaints, concerns or notices of potential violations. In addition, employees should take note that persons outside the Company may report complaints or concerns about suspected violations, or concerns regarding internal accounting controls, accounting or auditing matters. Any such concerns or complaints should be reported immediately on receipt to a Compliance Officer.

Supervisors and managers as well as the Compliance Officers shall promptly consider the information, reports or notices received by them under this policy or otherwise. The Compliance Officers shall take appropriate action, including investigation, if appropriate, in accordance with the law, governmental rules and regulations, the Company's Code of Ethics and otherwise consistent with good business practice.

Upon a report to a Compliance Officer, all notices or reports of suspected violations, complaints or concerns received pursuant to this policy shall be recorded in a log, indicating the description of the matter reported, the date of the report and the disposition thereof, and the log shall be retained for five years. The log shall be maintained by the Compliance Officers.

IV.	Statement of Non-Retaliation

It is a federal crime for anyone to retaliate intentionally against any person who provides truthful information to a law enforcement official concerning a possible violation of any federal law. Moreover, the Company will not permit any form of intimidation or retaliation by any officer, employee, contractor, subcontractor or agent of the Company against any employee because of any lawful act done by that employee to:

  provide information or assist in an investigation regarding any conduct which the employee reasonably believes constitutes a violation of laws, rules, regulations, the Company's Code of Ethics, or any Company policies; or

  file, testify, participate in, or otherwise assist in a proceeding relating to a violation of any law, rule or regulation.

Any such action is a violation of Company policy and should be reported immediately under this policy.

V.	Statement of Confidentiality

The Company will, to the extent reasonably possible, keep confidential both the information and concerns reported under this policy, and its discussions and actions in response to those reports and concerns. In the course of its investigation, however, the Company may find it necessary to share information with others on a "need to know" basis.